SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2005
Commission File Number 1-13368
POSCO
POSCO Center
892 Daechi-4-dong
Gangnam-gu
Seoul, Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 – ☐

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-07140 on Form F-3.
Non-consolidated Financial Statements for the Nine Months Ended September 30, 2005
     The non-consolidated financial information set forth below has been derived from our unaudited (in the case of information as of and for the nine months ended September 30, 2004 and 2005) and non-consolidated financial statements as of December 31, 2004 and September 30, 2005 and for the nine-month periods ended September 30, 2004 and 2005 included in this Current Report on Form 6-K (the “Non-consolidated Financial Statements”). You should read the selected non-consolidated financial data below with the Non-consolidated Financial Statements. Results of operations in the first nine months of 2005 may not be indicative of results of operations for the remainder of 2005 or the full year 2005.
     The financial information set forth below is non-consolidated, and therefore does not reflect the assets and liabilities and results of operations of our subsidiaries other than as equity method investees. As a result, the non-consolidated interim information set forth below is not comparable with the consolidated financial information presented in our latest annual report on Form 20-F or the consolidated financial information as of and for the six months ended June 30, 2004 and 2005 included in our Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on October 18, 2005.
     In addition, our non-consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 32 of Notes to Consolidated Financial Statements included in our Current Report on Form 6-K furnished to the Commission on October 18, 2005 for a description of these differences and a reconciliation of certain Korean GAAP items to U.S. GAAP.
     Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

	For the nine months ended
	September 30,
	2004		2005
	(in billions of Won,
	except per share data)
	(unaudited)
NON-CONSOLIDATED INCOME STATEMENT DATA

Korean GAAP
Sales	~~W~~	14,184	~~W~~	16,492
Cost of goods sold		9,984		10,855
Selling and administrative expenses		759		813
Operating profit		3,440		4,824
Interest income		60		44
Dividend income		32		73
Interest expense		113		72
Foreign currency transactions and translation gains, net		92		97
Donations(1)		92		103
Income tax expense		1,005		1,296
Net income		2,647		3,631
Earnings per share(2)		32,696		45,788
Dividends per share(3)		1,500		2,000

	As of		As of
	December 31,		September 30,
	2004		2005
	(in billions of Won)
	(audited)		(unaudited)
NON-CONSOLIDATED BALANCE SHEET DATA

Korean GAAP
Working capital(4)	~~W~~	4,520	~~W~~	4,710
Property, plant and equipment, net(5)		9,203		10,180
Total assets(5)		21,367		22,934
Long-term debt(6)(7)(8)		1,550		788
Total shareholders’ equity(5)		16,110		18,746

(1)	Includes donations to educational foundations supporting basic science and technology research. See Note 23 of Notes to Non-consolidated Financial Statements.

(2)	Earnings per share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the period. Weighted average number of shares outstanding for the nine months ended September 30, 2004 and 2005 was 80,943,606 shares and 79,310,639 shares, respectively. See Note 25 of Notes to Non-consolidated Financial Statements.

(3)	Dividends per share for the nine months ended September 30, 2004, translated into U.S. Dollars at the rate of Won 1,152.0 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Won in effect on September 30, 2004, was equal to US$1.30. Dividends per share for the nine months ended September 30, 2005, translated into U.S. Dollars at the rate of Won 1,042.4 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Won in effect on September 30, 2005, was equal to US$1.92.

(4)	“Working capital” means current assets minus current liabilities.

(5)	Reflects revaluations of assets permitted under Korean law.

(6)	Net of current portion and discount on debentures issued.

(7)	For information regarding derivative transactions entered into by us, see Note 20 of Notes to Non- consolidated Financial Statements.

(8)	Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations. See Notes 2 and 26 of Notes to Non-consolidated Financial Statements.

Operating Results
     Our non-consolidated sales for the nine months ended September 30, 2005 increased by 16.3% to Won 16,492 billion from Won 14,184 billion for the nine months ended September 30, 2004, reflecting an increase of 18.6% in the average unit sales price per ton of our steel products, which more than offset a 1.6% decrease in the non-consolidated sales volume of our steel products.
     Our non-consolidated domestic sales for the nine months ended September 30, 2005 increased by 18.5% in terms of non-consolidated domestic sales revenues and decreased by 1.2% in terms of non-consolidated domestic sales volume of steel products compared to the corresponding period in 2004. For the nine months ended September 30, 2005, our non-consolidated domestic sales volume accounted for approximately 74.7% of our non-consolidated total sales volume of steel products, compared to 74.4% for the nine months ended September 30, 2004. The increase in non-consolidated domestic sales revenues in the nine months ended September 30, 2005 compared to the corresponding period in 2004 was attributable primarily to an increase in the price of steel products sold in Korea, which more than offset the overall decrease in non-consolidated domestic sales volume of steel products.
     Our non-consolidated export sales for the nine months ended September 30, 2005 increased by 11.2% in terms of non-consolidated export sales revenues and decreased by 2.7% in terms of non-consolidated export sales volume of steel products compared to the nine months ended September 30, 2004. Exports as a percentage of non-consolidated total sales volume of steel products decreased to 25.3% of such sales volume for the nine months ended September 30, 2005 compared to 25.6% for the corresponding period in 2004. The increase in non-consolidated export sales revenues in the nine months ended September 30, 2005 compared to corresponding period in 2004 was primarily attributable to an increase in the price of steel products sold abroad, which more than offset the overall decrease in non-consolidated export sales volume of steel products.
     Non-consolidated gross profit for the nine months ended September 30, 2005 increased by 34.2% to Won 5,637 billion from Won 4,199 billion for the nine months ended September 30, 2004. Non-consolidated gross margin for the nine months ended September 30, 2005 increased to 34.2% from 29.6% for the nine months ended September 30, 2004. This increase in non-consolidated gross margin reflected the 16.3% increase in non-consolidated sales, which outpaced an 8.7% increase in non-consolidated cost of goods sold for the nine months ended September 30, 2005 to Won 10,855 billion from Won 9,984 billion for the corresponding period in 2004. Our non-consolidated cost of goods sold rose primarily due to increases in both volume and price of raw materials purchased. Non-consolidated raw materials costs for the nine months ended September 30, 2005 increased primarily as a result of a general increase in the unit costs of coal, iron ore, nickel and scrap metal. The average price of coal per ton (including all associated costs such as customs duties and transportation costs) increased from $79.43 for the nine months ended September 30, 2004 to $105.85 for the nine months ended September 30, 2005. The average price of iron ore per ton (including all associated costs such as customs duties and transportation costs) increased from $32.68 for the nine months ended September 30, 2004 to $41.19 for the nine months ended September 30, 2005.

     Non-consolidated operating profit for the nine months ended September 30, 2005 increased by 40.3% to Won 4,824 billion compared to Won 3,440 billion for the corresponding period in 2004. Non-consolidated operating margin for the nine months ended September 30, 2005 increased to 29.3% from 24.3% for the nine months ended September 30, 2004, reflecting the 34.2% increase in non-consolidated gross profit, which outpaced a 7.0% increase in non-consolidated selling and administrative expenses for the nine months ended September 30, 2005 to Won 813 billion from Won 759 billion for the corresponding period in 2004. The increase in non-consolidated selling and administrative expenses resulted principally from increases in non-consolidated advertising expenses and non-consolidated fees and charges. Our non-consolidated advertising expenses increased by 126.0% for the nine months ended September 30, 2005 to Won 64 billion from Won 28 billion for the nine months ended September 30, 2004, primarily reflecting certain adjustments related to internal accounting for advertising expenses. Our non-consolidated fees and charges for the nine months ended September 30, 2005 increased by 37.4% to Won 94 billion from Won 68 billion for the nine months ended September 30, 2004, primarily as a result of fees and charges incurred in connection with the outsourcing of certain peripheral administrative functions.
     Our non-consolidated net income for the nine months ended September 30, 2005 increased by 37.2% to Won 3,631 billion from Won 2,647 billion for the corresponding period in 2004. Non-consolidated net income increased primarily as a result of the increase in non-consolidated operating profit, which more than offset the impact of:
•	a 29.0% increase in non-consolidated income tax expense to Won 1,296 billion for the nine months ended September 30, 2005 from Won 1,005 billion for the corresponding period in 2004, due to the increase in our taxable income; and

•	a 50.5% decrease in non-consolidated net non-operating income to Won 103 billion for the nine months ended September 30, 2005 from Won 208 billion for the corresponding period in 2004.
The decrease in non-consolidated net non-operating income primarily reflected:
•	a 42.9% decrease in net earnings of equity method investees for the nine months ended September 30, 2005 to Won 89 billion from Won 156 billion for the corresponding period in 2004, principally attributable to losses from Zhangjiagang Pohang Stainless Steel Co., Ltd. and Qingdao Pohang Stainless Steel Co., Ltd.; and

•	a more than two-fold increase in non-consolidated net loss on disposal of property, plant and equipment to Won 59 billion for the nine months ended September 30, 2005 from Won 19 billion for the corresponding period in 2004, primarily resulting from losses on disposals of equipment at Pohang Works and Kwangyang Works.
     Our effective tax rate for the nine-month period ended September 30, 2005 was 26.30% compared to 27.52% in the corresponding period in 2004. Commencing January 1, 2005, the statutory tax rate applicable to us decreased to 27.5% from 29.7%. See Note 24 of Notes to Non-consolidated Financial Statements.
     The following table sets forth the summary of our non-consolidated cash flows for the periods indicated:

	Nine months ended
	September 30,
	2004		2005
	(in billions of Won)
Net cash provided by operating activities	~~W~~	3,072	~~W~~	3,448
Net cash used in investing activities		1,499		1,467
Net cash used in financing activities		1,623		2,013
Cash and cash equivalents at beginning of period		298		207
Cash and cash equivalents at end of period		248		174
Net increase (decrease) in cash and cash equivalents		(50)		(32)
Tax Audit
     From June 13, 2005 to December 12, 2005, the Korean National Tax Service (the “NTS”) is conducting a tax audit on our tax filings made during the period from fiscal year 2000 to fiscal year 2004. Such tax audits are generally conducted by the NTS on a regular basis once every five years for Korean companies, since there is a five year statute of limitations on corporate tax claims. We expect that, after completion of the tax audit, additional taxes may be assessed against us, the exact amount of which we expect would be advised to us by the NTS in January 2006. The amount of additional taxes that may be assessed against us by the NTS is currently unknown but may be substantial.

POSCO
Non-Consolidated Interim Financial Statements
September 30, 2005 and 2004, and December 31, 2004

Non-Consolidated Balance Sheets September 30, 2005 and December 31, 2004 (Unaudited)
Non-Consolidated Statements of Income Three-Month and Nine-Month Periods Ended September 30, 2005 and 2004 (Unaudited)
Non-Consolidated Statements of Cash Flows Three-Month and Nine-Month Periods Ended September 30, 2005 and 2004 (Unaudited)
Notes to Non-Consolidated Financial Statements September 30, 2005 and 2004, and December 31, 2004 (Unaudited)

POSCO
Non-Consolidated Balance Sheets
September 30, 2005 and December 31, 2004
(Unaudited)

(in millions of Korean won)	2005		2004

Assets
Current assets
Cash and cash equivalents (Notes 3 and 26)	~~W~~	174,474	~~W~~	206,783
Short-term financial instruments (Notes 3 and 26)		622,064		574,886
Trading securities (Note 6)		1,454,466		2,657,338
Current portion of available-for-sale securities (Note 7)		111,022		122,318
Current portion of held-to-maturity securities (Notes 7 and 26)		3,039		3,048
Trade accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 26 and 27)		2,243,066		1,985,400
Inventories, net (Note 5)		2,744,844		2,108,682
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 15, 26 and 27)		83,198		68,150
Other current assets, net of allowance for doubtful accounts (Note 10)		32,638		14,973

Total current assets		7,468,811		7,741,578
Property, plant and equipment, net (Notes 8 and 28)		10,180,104		9,203,061
Investment securities, net (Notes 7, 12 and 26)		4,861,885		3,919,464
Intangible assets, net (Notes 9 and 28)		287,411		363,244
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (Note 4)		35,352		33,007
Long-term financial instruments (Note 3)		45		45
Long-term loan receivables, net of allowance for doubtful accounts		—		396
Other long-term assets, net of allowance for doubtful accounts (Note 10 and 26)		100,381		106,265

Total assets	~~W~~	22,933,989	~~W~~	21,367,060

The accompanying notes are an integral part of these non-consolidated interim financial statements.

POSCO
Non-Consolidated Balance Sheets
September 30, 2005 and December 31, 2004
(Unaudited)

(in millions of Korean won)	2005		2004

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 26 and 27)	~~W~~	443,846	~~W~~	608,027
Short-term borrowings (Notes 11 and 26)		—		13,992
Current portion of long-term debts, net of discount on debentures issued (Notes 12 and 26)		884,514		926,572
Accrued expenses (Note 26)		126,254		132,759
Other accounts and notes payable (Notes 26 and 27)		396,475		458,435
Withholdings		26,783		33,135
Income tax payable		811,459		1,012,424
Deferred income tax liabilities (Note 24)		17,188		—
Other current liabilities (Notes 14 and 27)		52,341		36,056

Total current liabilities		2,758,860		3,221,400
Long-term debts, net of current portion and discount on debentures issued (Notes 12 and 26)		788,223		1,549,653
Accrued severance benefits, net (Note 13)		256,258		171,788
Deferred income tax liabilities (Note 24)		335,046		260,165
Other long-term liabilities (Notes 14, 19 and 27)		49,471		54,210

Total liabilities		4,187,858		5,257,216

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Note 1)		482,403		482,403
Capital surplus (Notes 8 and 16)		3,910,124		3,771,283
Retained earnings (Note 17)		15,810,673		12,864,139
Capital adjustments, net (Notes 7 and 18)		(1,457,069)		(1,007,981)

Total shareholders’ equity		18,746,131		16,109,844

Total liabilities and shareholders’ equity	~~W~~	22,933,989	~~W~~	21,367,060

The accompanying notes are an integral part of these non-consolidated interim financial statements.

POSCO
Non-Consolidated Statements of Income
Three-Month and Nine-Month Periods Ended September 30, 2005 and 2004
(Unaudited)

	For the three-month periods				For the nine-month periods
(in millions of Korean won,	ended September 30				ended September 30
except per share amounts)	2005		2004		2005		2004

Sales (Notes 27 and 28)	~~W~~	5,458,233	~~W~~	5,144,206	~~W~~	16,492,067	~~W~~	14,183,606
Cost of goods sold (Notes 21 and 27)		3,835,044		3,607,099		10,854,828		9,984,423

Gross profit		1,623,189		1,537,107		5,637,239		4,199,183
Selling and administrative expenses (Note 22)		303,804		293,172		812,912		759,466

Operating profit		1,319,385		1,243,935		4,824,327		3,439,717

Non-operating income
Interest income (Note 7)		14,845		20,162		44,099		60,243
Dividend income		7,542		4,145		72,999		32,118
Gain on valuation of trading securities		—		14,799		4,876		22,414
Gain on disposal of trading securities		19,994		5,643		43,493		21,937
Gain on disposal of property, plant and equipment		1,730		829		11,549		4,952
Gain on foreign currency transactions		18,010		20,664		61,788		65,125
Gain on foreign currency translation		9,851		16,186		88,415		99,496
Equity in earnings of investees (Note 7)		89,620		113,496		183,672		172,996
Gain on valuation of derivatives (Note 20)		1,421		—		1,470		—
Others		37,258		101,455		81,304		159,121

		200,271		297,379		593,665		638,402

Non-operating expenses
Interest expense		18,840		34,853		71,916		113,014
Loss on foreign currency transactions		25,862		19,392		49,138		69,006
Loss on foreign currency translation		—		1,757		3,688		3,991
Donations (Note 23)		10,960		10,241		102,754		92,289
Loss on disposal of property, plant and equipment		23,054		6,512		70,627		23,575
Equity in losses of investees (Note 7)		34,723		9,749		94,573		17,069
Loss on derivative transaction (Note 20)		945		1,056		1,247		6,276
Others		21,671		71,169		96,688		104,964

		136,055		154,729		490,631		430,184

Extraordinary income		—		3,387		—		3,387

Income before income taxes		1,383,601		1,389,972		4,927,361		3,651,322
Income tax expense (Note 24)		322,013		377,929		1,295,899		1,004,818

Net income	~~W~~	1,061,588	~~W~~	1,012,043	~~W~~	3,631,462	~~W~~	2,646,504

Basic and diluted earnings per share (Note 25) (in Korean won)	~~W~~	13,452	~~W~~	12,431	~~W~~	45,788	~~W~~	32,696
The accompanying notes are an integral part of these non-consolidated interim financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month and Nine-Month Periods Ended September 30, 2005 and 2004
(Unaudited)

	For the three-month periods				For the nine-month periods
	ended September 30				ended September 30
(in millions of Korean won)	2005		2004		2005		2004

Cash flows from operating activities
Net income	~~W~~	1,061,588	~~W~~	1,012,043	~~W~~	3,631,462	~~W~~	2,646,504

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		353,391		344,819		1,115,955		1,076,364
Accrual of severance benefits		43,575		34,393		217,319		92,142
Loss (gain) on valuation of trading securities, net		11,473		(14,799)		(4,466)		(22,414)
Gain on disposal of trading securities, net		(19,994)		(5,643)		(43,493)		(21,384)
Loss on disposal of property, plant and equipment, net		21,324		5,683		59,078		18,623
Loss (gain) on disposal of investments, net		1		741		(1)		3,577
Impairment loss on investments		25		331		75		5,679
Gain on valuation of derivatives, net		(1,336)		—		(1,385)		—
Equity in earnings of investee, net		(54,897)		(103,747)		(89,099)		(155,927)
Recovery of stock compensation		19,412		18,502		21,416		15,387
Gain on foreign currency translation, net		(9,385)		(16,099)		(84,908)		(97,163)
Loss on derivative transaction, net		580		1,056		286		3,135
Interest expense		1,465		2,437		3,845		6,387
Interest income		(1,494)		(1,986)		(3,368)		(5,550)
Others		(13,330)		139,031		(7,334)		145,029

		350,810		404,719		1,183,920		1,063,885

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(230,168)		(293,022)		(240,323)		(500,696)
Increase (decrease) in other accounts and notes receivable		(6,431)		23,692		(14,229)		7,895
Increase (decrease) in accrued income		(2,296)		1,229		(108)		40,461
Decrease (increase) in prepaid expenses		9,814		(2,137)		(15,652)		(10,012)
Increase in inventories		(59,810)		(82,705)		(639,522)		(438,033)
Decrease in trade accounts and notes payable		(260,121)		(16,266)		(167,105)		(4,254)
Decrease (increase) in other accounts and notes payable		(47,299)		2,930		(63,314)		87,748
Decrease (Increase) in income tax payable		(94,512)		36,165		(200,965)		137,352
Increase (decrease) in accrued expense		71,811		(2,345)		(6,504)		13,324
Payment of severance benefits		(5,057)		(7,653)		(105,645)		(12,579)
Increase in deferred income tax liabilities		28,800		83,513		88,616		48,417
Others		(39,284)		(98,873)		(2,736)		(8,307)

		(634,553)		(355,472)		(1,367,487)		(638,684)

Net cash provided by operating activities		777,845		1,061,290		3,447,895		3,071,705

The accompanying notes are an integral part of these non-consolidated interim financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month and Nine-Month Periods Ended September 30, 2005 and 2004
(Unaudited)

	For the three-month periods				For the nine-month periods
	ended September 30				ended September 30
(in millions of Korean won)	2005		2004		2005		2004

Cash flows from investing activities
Disposal of short-term financial instruments		361,240		250,000		917,640		753,500
Disposal of trading securities		3,077,191		2,003,043		8,450,340		6,218,050
Disposal of available-for-sale securities		30,000		—		60,676		3,666
Disposal of current maturities of held-to-maturity securities		—		33,925		—		170,930
Disposal of property, plant and equipment		2,435		109		14,255		14,668
Acquisition of short-term financial instruments		(544,792)		(471,794)		(964,818)		(802,731)
Acquisition of trading securities		(2,085,910)		(2,127,400)		(7,199,510)		(6,501,700)
Acquisition of available-for-sale securities		(1,385)		(12,982)		(81,479)		(26,901)
Acquisition of investments using the equity method		(413,083)		(1,057)		(477,427)		(19,605)
Acquisition of held-to-maturity securities		(99,824)		—		(99,824)		(31,095)
Acquisition of property, plant and equipment		(637,546)		(513,034)		(2,038,918)		(1,214,817)
Acquisition of intangible assets		(1,425)		(14,404)		(3,633)		(53,294)
Others		(14,852)		13,282		(44,733)		(9,713)

Net cash used in investing activities		(327,951)		(840,312)		(1,467,431)		(1,499,042)

Cash flows from financing activities
Proceeds from other long-term liabilities		—		727		2,653		4,106
Proceeds from short-term borrowings		—		—		97,442		—
Disposal of treasury stock		400,492		79,936		400,492		79,936
Acquisition of treasury stock		(641,600)		(258,168)		(998,252)		(258,168)
Repayment of short-term borrowings		(239)		—		(111,434)		—
Repayment of current maturities of long-term debts		(200,223)		(408,521)		(721,830)		(918,033)
Repayment of other long-term liabilities		(392)		(2,454)		(1,345)		(5,519)
Payment of cash dividends		(157,520)		(119,121)		(680,794)		(525,165)
Others		(580)		—		295		—

Net cash used in financing activities		(600,062)		(707,601)		(2,012,773)		(1,622,843)

Net decrease in cash and cash equivalents		(150,168)		(486,623)		(32,309)		(50,180)

Cash and cash equivalents
Beginning of the period		324,642		734,936		206,783		298,493

End of the period	~~W~~	174,474	~~W~~	248,313	~~W~~	174,474	~~W~~	248,313

The accompanying notes are an integral part of these non-consolidated interim financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 30,000 thousand tons: 13,300 thousand tons at the Pohang mill, and 16,700 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and seven liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of 5,000 per share. The Company retired 2,891,140; 2,807,690; and 1,815,640 shares of treasury stock with the approval of the Board of Directors on August 25, 2001; November 20, 2002 and July 22, 2003, respectively. In addition, the Company retired 1,779,320 shares of treasury stock on October 19, 2004, in accordance with the resolution of the Board of Directors on July 23, 2004. Accordingly, total issued shares are 87,186,835 as of September 30, 2005.

As of September 30, 2005, the Company’s major shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)

National Pension Corporation	2,810,027	3.22
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	2,410,700	2.76
Others	79,484,798	91.17

	87,186,835	100.00

As of September 30, 2005, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York and London Stock Exchanges.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements for the three-month and nine-month periods ended September 30, 2005, are summarized below:

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates
The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2004.

In addition, as SKFAS Nos. 15 through 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the nine-month period ended September 30, 2005.

In accordance with SKFAS No. 15, Investments in Associates, equity in earnings and losses of the investees are shown in the income statement as a gross amount. Likewise, positive and negative capital adjustments are shown in the balance sheets as a gross amount. In addition, in accordance with SKFAS No. 16, Deferred Income Taxes, deferred tax assets and liabilities are classified into current and non-current and within each classification deferred tax assets and liabilities are offset and recorded as a net amount. Deferred tax effects applicable to items in shareholders’ equity are directly reflected in the shareholders’ equity account.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Revenue Recognition Revenue from the sales of products is recognized when significant risks and rewards of ownership of the goods are transferred.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.

Inventories
The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. No physical count of inventory has been conducted as of September 30, 2005. If the net realizable value of inventories (current replacement cost for raw materials) is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations.

Investments in Securities
The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities that are bought and held principally for near-term sale to generate profits from short-term price differences are classified into trading. Trading generally involves active and frequent buying and selling. Debt securities that have fixed or determinable payments and fixed maturity shall be classified as held-to-maturity only if the reporting entity has both the positive intent and ability to hold those securities to maturity. Securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method or moving-average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.

Investments in Affiliates
Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustment or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended. . If the book value of the investee has changed due to the capital increase of the investee, net losses not recognized in the prior periods are reflected in equity method investment securities as an adjustment to retained earnings.

Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over the period, not to exceed 20 years, using the straight-line method. However, in case of the investee which is also a subsidiary of the Company, if the additional investment results in the change in the ownership percentage, the difference between the change in the proportionate ownership in the book value of the investee and additional investment is recorded as capital adjustment.

The Company’s proportionate unrealized profit arising from sales by the Company to equity method investee, sales by the equity method investees to the Company or sales between equity method investees are eliminated. Only unrealized profit arising from sales by the Company to subsidiaries is fully eliminated.

If the Company has provided allowance for doubtful accounts for receivables due from an equity method investee which is also a subsidiary of the Company, bad debt expenses recognized during the current period should be included in equity method investment securities and reflected in current operations as gain on investments using the equity method.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities (the exchange rates on the acquisition date for capital accounts), and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates. The Company believes that if the financial statements were reviewed, differences between unreviewed and reviewed financial statements would not have a material effect on the financial statements of the Company.

Property, Plant and Equipment and Related Depreciation
Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful lives
Buildings and structures	20-40 years
Machinery and equipment	8 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
The acquisition cost of an asset is comprised of its purchase price and any directly attributable cost of bringing the asset to working condition for its intended use. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for the recognition of provisions, the present value of the estimated expenditure shall be included in the cost of the asset.

Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditures shall be recognized as an expense in the period in which it is incurred.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Intangible Assets
Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
Intellectual property rights	5-10 years
Land usage rights	40 years
Port facilities usage rights	3-34 years
Other intangibles	4-20 years
Port facilities usage rights and land usage rights, which represent rights to use certain port facilities and land, are amortized over the term of exclusive rights.

The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized and recorded as other intangible assets only if it is probable that future economic benefits that are attributable to the asset will flow into the Company, and the cost of the asset can be measured reliably. The useful life of other intangible assets (development cost) should be based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.

As of September 30, 2005, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to 14,040 million for the nine-month period ended September 30, 2005 (for the three-month period ended September 30, 2005: 4,635 million).

Discounts on Debentures
Discounts on debentures are amortized over the repayment period using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization is included in interest expense.

Valuation of Assets and Liabilities at Present Value
Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.

The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.

Derivative Instruments
All derivative instruments are accounted for at fair value, and unrealized gains and losses from derivative contracts are charged to current operations with resulting rights and obligations being accounted for as asset and liabilities of the Company.

Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date (1,038.0: US$1 as of September 30, 2005 and 1,043.8: US$1 as of December 31, 2004), and resulting translation gains and losses are recognized in current operations.

Income Taxes
The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred tax assets are recognized when it is more likely that such deferred tax assets will be realized. Income tax effect of temporary differences is reflected as income tax expenses in the period incurred, and income tax effect of temporary differences in relation to item in shareholders’ equity is directly reflected in the related shareholders’ equity account. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the period.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Deferred tax assets and liabilities in the balance sheet are classified into current and non-current portion, and within each classification, deferred tax assets and deferred tax liabilities are offset and recorded.

Impairment of Assets
The Company assesses the potential impairment of assets which are not recorded at fair value when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated depreciation or amortization, if any, before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Capitalization of Financing Expenses
Financing expense on borrowing associated with certain qualifying assets during the construction period that meet certain criteria for capitalization can be either capitalized or expensed as incurred. The Company has chosen to expense as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of September 30, 2005 and December 31, 2004, consist of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Cash and cash equivalents
Checking accounts	—	~~W~~	465	~~W~~	1,308
Money market deposit accounts	3.00-3.50		138,300		169,400
Time deposits in foreign currency	1.22		35,709		35,075
Time deposits	—		—		1,000

		~~W~~	174,474	~~W~~	206,783

Short-term financial instruments
Cash on hand and in banks [1]	0.10		2,506		6,240
Time deposits	3.40-3.95		195,000		86,400
Specified money in trust	—		193,558		2,140
Certificates of deposit	3.72-4.30		161,000		181,000
Commercial papers	—		—		29,106
Trust type savings accounts	3.70-4.50		70,000		270,000

		~~W~~	622,064	~~W~~	574,886

Long-term financial instruments
Guarantee deposits for opening accounts [2]		~~W~~	45	~~W~~	45

[1]	In relation to government appropriated project, cash on hand and in banks are restricted from withdrawal.

[2]	The Company is required to provide collateral deposits amounting to 45 million to open checking accounts and accordingly, the withdrawal of these deposits is restricted.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

4.	Accounts and Notes Receivable and Others

Accounts and notes receivable and their allowance for doubtful accounts as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004

Trade accounts and notes receivable	~~W~~	2,249,139	~~W~~	2,006,019
Less: Allowance for doubtful accounts		(6,073)		(20,619)

	~~W~~	2,243,066	~~W~~	1,985,400

Other accounts and notes receivable	~~W~~	138,436	~~W~~	117,426
Less: Allowance for doubtful accounts		(55,238)		(49,276)

	~~W~~	83,198	~~W~~	68,150

Long-term trade accounts and notes receivable	~~W~~	45,150	~~W~~	45,149
Less: Allowance for doubtful accounts		(9,798)		(12,142)

	~~W~~	35,352	~~W~~	33,007

Accounts stated at present value under long-term deferred payment terms are as follows:

(in millions of			Allowance for
Korean won)			doubtful					Discount Rate
	Face Value		accounts		Book Value		Maturity Date	(%)

Long-term trade accounts receivable
BNG Steel Co., Ltd.	~~W~~	44,900	~~W~~	8,440	~~W~~	36,460	November 2009	8.62
"		7,676		1,145		6,531	December 2008	8.62
Less: Current portion		(7,679)		(105)		(7,574)

	~~W~~	44,897	~~W~~	9,480	~~W~~	35,417

Other accounts receivable
POSCO Venezuela Compania Anonima (POSVEN)	~~W~~	6,971	~~W~~	86	~~W~~	6,885	January 2006	5.09

The Company computed discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s year end and accounted for them as allowance for doubtful accounts in accordance with SKFAS No. 13,
Troubled Debt Restructurings.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

5.	Inventories

Inventories as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004

Finished goods	~~W~~	416,337	~~W~~	188,604
Semi-finished goods		696,100		576,849
Raw materials		1,102,935		820,895
Materials-in-transit		527,015		520,374
Others		2,457		2,067

		2,744,844		2,108,789
Less: Provision for valuation loss		—		(107)

	~~W~~	2,744,844	~~W~~	2,108,682

6.	Trading Securities

Trading securities as of September 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005						2004
	Acquisition Cost		Fair Value		Book Value		Book Value

Beneficiary certificates	~~W~~	1,150,000	~~W~~	1,154,221	~~W~~	1,154,221	~~W~~	2,350,660
Monetary market fund		300,000		300,245		300,245		275,841
Mutual fund		—		—		—		30,837

	~~W~~	1,450,000	~~W~~	1,454,466	~~W~~	1,454,466	~~W~~	2,657,338

7.	Investment Securities

Investment securities as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004

Available-for-sale securities, net	~~W~~	2,157,441	~~W~~	1,926,560
Held-to-maturity securities, net		137,055		37,148
Equity-method investments		2,567,389		1,955,756

	~~W~~	4,861,885	~~W~~	3,919,464

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Available-For-Sale Securities
Available-for-sale securities as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004

Current portion of available-for-sale securities
Investments in bonds	~~W~~	111,022	~~W~~	122,318

Available-for-sale securities
Marketable equity securities		1,972,544		1,682,496
Non-marketable equity securities		124,447		130,371
Investments in bonds		60,450		113,693

		2,157,441		1,926,560

	~~W~~	2,268,463	~~W~~	2,048,878

Investments in marketable equity securities as of September 30, 2005 and December 31, 2004, are as follows:

	2005						2004
(in millions of	Number of	Percentage of	Acquisition		Book		Book
Korean won)	shares	ownership (%)	Cost		Value		Value

Hanil Iron & Steel Co., Ltd.	206,798	10.14	~~W~~	2,413	~~W~~	4,911	~~W~~	3,102
HI Steel Co., Ltd.	135,357	9.95		1,609		2,680		1,747
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		3,505		2,367
Hana Bank	4,617,600	2.46		29,998		177,778		119,134
Korea Investment	—	—		—		—		135
SK Telecom Co., Ltd.[1]	5,900,630	7.17		1,678,201		1,197,633		1,170,222
Samjung Packing & Aluminum Co., Ltd.[2]	—	—		—		—		1,944
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.46		3,911		1,095		501
Nippon Steel Corporation	147,876,000	2.17		285,102		576,954		375,649
Korea Line Corp.	217,373	2.17		8,067		7,988		7,695

			~~W~~	2,012,889	~~W~~	1,972,544	~~W~~	1,682,496

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

[1]	The 1,802,132 SK Telecom Co., Ltd. shares, classified as available-for-sale securities, have been pledged as collateral for exchangeable bonds (Note 12).

[2]	Samjung Packing & Aluminum Co., Ltd. has been included in the equity method investments.
Investments in non-marketable equity securities as of September 30, 2005 and December 31, 2004, are as follows:

	2005								2004
(in millions of	Number of	Percentage of	Acquisition		Net Asset		Book		Book
Korean won)	Shares	Ownership (%)	Cost		Value [1]		Value		Value

Hankyung Shinmun Co., Ltd.	28,728	0.15	~~W~~	309	~~W~~	149	~~W~~	309	~~W~~	309
Keo Yang Shipping Co., Ltd.	150,000	0.88		780		1,842		780		780
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00		8,930		6,086		8,930		8,930
Kihyup Technology Banking Corp.	600,000	10.34		3,000		3,532		3,000		3,000
Powercomm	4,500,000	3.00		153,000		45,675		45,675		45,675
POSCO Terminal Co., Ltd.[2]	—	—		—		—		—		5,916
The Seoul Shimun Co., Ltd.	1,614,000	19.40		9,551		2,631		9,551		9,551
The Siam United Steel	9,000,000	10.00		26,640		16,536		26,640		26,640
PT-POSNESIA Stainless Steel Industry [3]	29,610,000	70.00		9,474		8,957		1,567		1,567
BX Steel Posco Cold Rolled Sheet Co., Ltd.[4]	—	10.00		26,803		24,632		26,803		26,803
Others				1,192		1,723		1,192		1,200

			~~W~~	239,679	~~W~~	111,763	~~W~~	124,447	~~W~~	130,371

[1]	The net assets value of the non-marketable equity securities is determined based on the September 30, 2005 financial statements which have not been reviewed or audited. However, the net assets value of Hankyung Shinmun Co., Ltd. is based on the June 30, 2005 financial statements which have not been reviewed or audited and the net assets values of Keo Yang Shipping Co., Ltd. and Kihyup Technology Banking Corp. are based on the June 30, 2005 audited financial statements. PT-POSENSIA Stainless Steel Industry is based on the audited financial statements as of December 31, 2004 and Seoul Shinmun Co., Ltd. is based on the August 31, 2005 financial statements which have not been reviewed or audited. Powercomm shares were based on the discounted cash flow method, and the difference between the acquisition cost and the discounted cash flow amounting to ~~W~~107,325 million was accounted for as a capital adjustment. Except for Powercomm, shares without an objective market value were based on acquisition costs.

[2]	POSCO Terminal, which had total assets worth more than ~~W~~7,000 million as of December 31, 2004, is included in the equity method investments.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

[3]	In relation to PT-POSNESIA, which is in the process of liquidation as of September 30, 2005, the Company recorded an impairment loss amounting to ~~W~~970 million, the excess amount of book value over the net recoverable amount, for the year ended December 31, 2004.

[4]	No shares have been issued in accordance with the local laws or regulations.
Investments in bonds as of September 30, 2005 and December 31, 2004, are as follows:

		2005						2004
(in millions of		Acquisition		Fair		Book		Book
Korean won)	Maturity	Cost		Value		Value		Value

Government bonds	Less than 1 year	~~W~~	111,504	~~W~~	111,022	~~W~~	111,022	~~W~~	122,318
	1-5 years		58,848		60,450		60,450		92,807
Others	1-5 years		—		—		—		20,886

		~~W~~	170,352	~~W~~	171,472	~~W~~	171,472	~~W~~	236,011

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences for the nine-month period ended September 30, 2005 and for the year ended December 31, 2004, are as follows:

	2005						2004
(in millions of	Beginning		Increase		Ending		Beginning		Increase		Ending
Korean won)	Balance		(Decrease)[1]		Balance		Balance		(Decrease)		Balance

Marketable equity securities
Hanil Iron & Steel Co., Ltd.	~~W~~	689	~~W~~	1,122	~~W~~	1,811	~~W~~	(76)	~~W~~	765	~~W~~	689
HI Steel Co., Ltd.		139		638		777		(555)		694		139
Munbae Steel Co., Ltd.		(1,221)		1,161		(60)		(1,748)		527		(1,221)
Chohung Bank		—		—		—		(3,227)		3,227		—
Hana Bank		89,136		18,004		107,140		71,589		17,547		89,136
Korea Investment		(453)		453		—		(403)		(50)		(453)
SK Telecom Co., Ltd.		(495,027)		146,616		(348,411)		(504,158)		9,131		(495,027)
Samjung Packing & Aluminum Co., Ltd.		(770)		770		—		(849)		79		(770)
Dong Yang Steel Pipe Co., Ltd.		(3,410)		1,369		(2,041)		(3,402)		(8)		(3,410)
Nippon Steel Corporation		90,547		121,046		211,593		95,691		(5,144)		90,547
Korea Line Corp.		(372)		315		(57)		—		(372)		(372)

		(320,742)		291,494		(29,248)		(347,138)		26,396		(320,742)
Non-marketable equity securities
Powercomm		(107,325)		29,514		(77,811)		(111,956)		4,631		(107,325)
The Seoul Shinmun Co., Ltd.		2,072		(570)		1,502		—		2,072		2,072
Investments in Bonds		6,030		(4,823)		1,207		1,118		4,912		6,030
Stock Market Stabilization Fund		—		—		—		1,179		(1,179)		—

	~~W~~	(419,965)	~~W~~	315,615	~~W~~	(104,350)	~~W~~	(456,797)	~~W~~	36,832	~~W~~	(419,965)

[1]	Realized losses from the disposal of available-for-sale securities amounted to ~~W~~988 million for the nine-month period ended September 30, 2005.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Held-To-Maturity Securities Held-to-maturity securities as of September 30, 2005 and December 31, 2004, are as follows:

		2005				2004
		Acquisition		Book		Book
(in millions of Korean won)	Maturity	Cost		Value		Value

Current portion of held-to-maturity securities
Government bonds	Less than 1 year	~~W~~	2,000	~~W~~	2,000	~~W~~	2,000
Foreign currency corporate bonds of	"		1,321		1,039		1,048

US$1,000,000			3,321		3,039		3,048

Held-to-maturity securities
Government bonds	1-8 years		136,914		137,055		37,148

		~~W~~	140,235	~~W~~	140,094	~~W~~	40,196

The Company provided government bonds, amounting to ~~W~~31,215 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site. Interest income accrued from available-for-sale securities and held-to-maturity securities amounted to ~~W~~9,799 million for the nine-month period ended September 30, 2005 (for the nine-month period ended September 30, 2004: ~~W~~12,258 million).

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Equity-Method Investments Equity-method investments as of September 30, 2005 and December 31, 2004, are as follows:

	2005						2004
		Percentage of
(in millions of	Number of	Ownership	Acquisition		Book		Book
Korean won)	Shares	(%)	Cost		Value		Value

POSCO E&C	27,281,080	90.94	~~W~~	365,789	~~W~~	390,862	~~W~~	321,177
Posteel Co., Ltd.	17,155,000	95.31		113,393		254,023		253,013
POSCON Co., Ltd.	3,098,610	88.04		49,822		17,007		18,079
Pohang Steel Co., Ltd.	4,000,000	66.67		96,151		162,058		175,992
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		14,877		13,719
POSDATA Co., Ltd.	5,044,072	61.85		52,749		80,749		63,123
POSCO Research Institute	3,800,000	100.00		19,000		23,915		22,682
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		30,780		29,444

POS-AC Co., Ltd.	130,000	100.00		1,043		1,435		613
Changwon Specialty Steel Co., Ltd.	26,000,000	89.66		260,000		367,070		335,827
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		15,943		14,333
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00		28,500		32,586		32,712
eNtoB Corporation	560,000	17.50		2,800		2,900		2,687
POSCO Refractories & Environment (POSREC)	3,544,200	60.00		41,210		60,050		54,816
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		15,522		—
Dongwoosa Service Inc.	214,286	30.00		7,233		7,199		—
Samjung Packing & Aluminum Co., Ltd.	270,000	9.00		2,714		2,592		—
POSCO Power Corp.[1]	20,000,000	50.00		291,041		294,844		—
Pohang Steel America Corporation (POSAM)	306,855	99.43		251,643		111,922		109,329
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00		37,352		68,206		52,526
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00		7,425		17,890		17,135
VSC-POSCO Steel Corporation (VPS)[2]	—	35.00		4,758		3,806		5,265
DALIAN POSCO-CFM Coil Center Co., Ltd.[2]	—	30.00		7,189		9,312		9,719
POS-Tianjin Coil Center Co., Ltd.[2]	—	10.00		653		1,308		1,240

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

	2005						2004
		Percentage of
(in millions of	Number of	Ownership	Acquisition		Book		Book
Korean Won)	Shares	(%)	Cost		Value		Value

Zhangjiagang Pohang Stainless Steel Co., Ltd.[2]	—	72.55	~~W~~	196,602	~~W~~	170,465	~~W~~	179,747
SHUNDE Pohang Coated Steel Co., Ltd.[2]	—	83.80		20,696		21,170		25,793
POS-THAI Service Steel Co., Ltd.	2,327,288	39.17		7,427		5,726		951
POSCO Venezuela Compania Anonima (POSVEN)[3]	4,480	40.00		—		—		—
Myanmar-POSCO Co., Ltd.	13,440	70.00		2,192		4,053		4,453
KOBRASCO	2,010,719,185	50.00		32,950		32,723		10,956
POSINVEST	5,000,000	100.00		53,189		67,281		34,418
POSCHROME	21,675	25.00		4,859		5,948		7,076
Shunde Xingpu Steel Center Co., Ltd.[2]	—	10.50		927		1,609		1,544
POS-HYUNDAI STEEL	2,345,558	10.00		1,057		816		770
POSVINA[2]	—	50.00		1,527		2,634		3,117
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00		2,308		3,227		2,927
PT POSMI Steel Indonesia	743	9.17		347		495		439
Qingdao Pohang Stainless Steel Co., Ltd.[2]	—	70.00		49,733		15,458		38,455
POSCO (SUZHOU)
Automotive Processing Center Co., Ltd.[2]	—	90.00		21,267		19,551		18,507
POSCO—China
Holding Corp.[2]	—	100.00		161,168		147,370		52,866
POSCO—Japan Co., Ltd.	88,838	100.00		50,557		28,974		40,306
POSCO—India Private Ltd.[4]	224,999,999	100.00		52,627		53,033		—

			~~W~~	2,368,108	~~W~~	2,567,389	~~W~~	1,955,756

Due to the delay in the closing of September 30, 2005 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed as of September 30, 2005.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

[1]	In accordance with the resolution of the Board of Directors’ meeting on May 24, 2005, the Company acquired 11.75% equity interest in POSCO Power Corporation (formerly Korea Independent Energy Corp.) in June 2005 for the purpose of diversification of its business. Also, the Company acquired an additional 38.25% equity interest in July 2005.

[2]	No shares have been issued in accordance with the local laws or regulations.

[3]	The Company suspended the application of the equity-method for investments in POSVEN, which is in the process of liquidation, due to its negative book value.

[4]	In accordance with the resolution of the Board of Directors’ meeting on July 12, 2005, the Company established POSCO-India Private Ltd. to acquire the mining rights and carry out the business feasibility review.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

The details of equity method valuation for the nine-month period ended September 30, 2005, are as follows:

			January 1, 2005 - June 30, 2005				July 1, 2005 - September 30, 2005
			Equity in				Equity in
			Earnings			Other	Earnings		Other
(in millions of	Beginning		(Losses)			Increase	(Losses)		Increase		Ending
Korean won)	Balance		of Investee			(Decrease)[1]	of Investee		(Decrease)[1]		Balance

POSCO E&C	~~W~~	321,177	~~W~~	31,587	~~W~~	(20,722)	~~W~~	45,047	~~W~~	13,773	~~W~~	390,862
Posteel Co., Ltd.		253,013		397		(9,214)		6,935		2,893		254,024
POSCON Co., Ltd.		18,079		139		(3,087)		1,883		(9)		17,005
Pohang Steel Co., Ltd.		175,992		(2,415)		(5,989)		(5,530)		—		162,058
POSCO Machinery & Engineering Co., Ltd.		13,719		584		(40)		607		6		14,876
POSDATA Co., Ltd.		63,123		3,756		(5,133)		2,292		16,710		80,748
POSCO Research Institute		22,682		461		—		772		—		23,915
Seung Kwang Co., Ltd.		29,444		897		3		436		—		30,780
POS-AC Co., Ltd.		613		485		(76)		412		—		1,434
Changwon Specialty Steel Co., Ltd.		335,827		19,669		4,059		7,767		(252)		367,070
POSCO Machinery Co., Ltd.		14,333		1,465		—		145		—		15,943
POSTECH Venture Capital Co., Ltd.		32,712		61		(41)		(151)		5		32,586
eNtoB Corporation		2,687		104		—		109		—		2,900
POSCO Refractories & Environment (POSREC)		54,816		5,516		(2,679)		2,409		(12)		60,050
POSCO Terminal Co., Ltd.		—		2,443		12,694		385		—		15,522
Dongwoosa Service Inc.		—		—		7,233		(47)		13		7,199
Samjung Packing & Aluminum Co., Ltd.		—		—		2,781		(197)		8		2,592
POSCO Power Corp.		—		—		—		3,810		291,034		294,844
Pohang Steel America Corporation (POSAM)		109,329		9,209		(2,492)		(5,788)		1,665		111,923
POSCO Australia Pty. Ltd. (POSA)		52,526		8,596		(2,520)		8,733		870		68,205
POSCO Asia Co., Ltd. (POA)		17,135		1,111		(315)		(299)		258		17,890
VSC-POSCO Steel Corporation (VPS)		5,265		875		(1,117)		(433)		(784)		3,806
DALIAN POSCO-CFM Coil Center Co., Ltd.		9,719		(2,285)		(201)		1,754		325		9,312
POS-Tianjin Coil Center Co., Ltd.		1,240		47		(24)		(1)		45		1,307
Zhangjiagang Pohang Stainless Steel Co., Ltd.		179,747		(33,660)		(4,527)		(8,521)		37,427		170,466
SHUNDE Pohang Coated Steel Co., Ltd.		25,793		3,307		(302)		(2,515)		(5,113)		21,170

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

			January 1, 2005 - June 30, 2005				July 1, 2005 - September 30, 2005
			Equity in				Equity in
			Earnings		Other		Earnings		Other
(in millions of	Beginning		(Losses)		Increase		(Losses)		Increase		Ending
Korean won)	Balance		of Investee		(Decrease)[1]		of Investee		(Decrease)[1]		Balance

POS-THAI Service Steel Co., Ltd.	~~W~~	951	~~W~~	65	~~W~~	(75)	~~W~~	142	~~W~~	4,643	~~W~~	5,726
Myanmar-POSCO Co., Ltd.		4,453		(104)		(81)		(266)		51		4,053
KOBRASCO		10,956		12,712		3,104		3,397		2,555		32,724
POSINVEST		34,418		1,077		30,102		803		880		67,280
POSCHROME		7,076		575		(1,389)		301		(615)		5,948
Shunde Xingpu Steel Center Co., Ltd.		1,544		74		(28)		(37)		56		1,609
POS-HYUNDAI STEEL		770		108		(6)		25		(81)		816
POSVINA		3,117		(287)		(67)		120		(248)		2,635
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,927		314		(95)		7		74		3,227
PT POSMI Steel Indonesia		439		96		(5)		(40)		5		495
Qingdao Pohang Stainless Steel Co., Ltd.		38,455		(16,350)		(820)		(6,977)		1,150		15,458
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		18,507		388		(343)		308		690		19,550
POSCO—China Holding Corp.		52,866		(9,147)		17,334		(3,809)		90,127		147,371
POSCO—Japan Co., Ltd.		40,306		(7,669)		(4,049)		1,020		(632)		28,976
POSCO—India Private Ltd.		—		—		—		(111)		53,145		53,034

	~~W~~	1,955,756	~~W~~	34,201	~~W~~	11,873	~~W~~	54,897	~~W~~	510,662	~~W~~	2,567,389

[1]	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

The details of equity method valuation for the year ended December 31, 2004, were as follows:

			January 1, 2004 - June 30, 2004				July 1, 2004 - September 30, 2004				October 1, 2004 - December 31, 2004
			Equity in				Equity in					Equity in
			Earnings			Other	Earnings			Other		Earnings		Other
	Beginning		(Losses)			Increase	(Losses)			Increase		(Losses)		Increase	Ending
(in millions of Korean won)	Balance		of Investee			(Decrease)[1]	of Investee			(Decrease)[1]		of Investee		(Decrease)[1]	Balance

POSCO E&C	~~W~~	268,991	~~W~~	41,546	~~W~~	(16,697)	~~W~~	43,550	~~W~~	(290)	~~W~~	(9,644)	~~W~~	(6,279)	~~W~~	321,177
Posteel Co., Ltd.		244,789		(3,608)		(5,351)		16,869		2,110		1,389		(3,185)		253,013
POSCON Co., Ltd.		23,393		244		(811)		1,311		(165)		(5,894)		1		18,079
Pohang Steel Co., Ltd.		165,114		13,915		(4,000)		(2,819)		(1)		3,783		—		175,992
POSCO Machinery & Engineering Co., Ltd.		11,186		1,955		1		1,001		—		(423)		(1)		13,719
POSDATA Co., Ltd.		57,891		1,420		(1,988)		1,757		—		884		3,159		63,123
POSCO Research Institute		22,535		875		—		510		—		(1,238)		—		22,682
Seung Kwang Co., Ltd.		28,274		856		1		197		—		416		(300)		29,444
POS-AC Co., Ltd.		661		(125)		56		639		—		(638)		20		613
Changwon Specialty Steel Co., Ltd.		307,650		8,044		—		10,775		—		9,219		139		335,827
POSCO Machinery Co., Ltd.		13,377		878		—		1,528		—		(1,450)		—		14,333
POSTECH Venture Capital Co., Ltd.		31,836		1,478		620		(187)		(238)		110		(907)		32,712
eNtoB Corporation		2,467		(29)		(1)		97		—		152		1		2,687

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

			January 1, 2004 - June 30, 2004				July 1, 2004 - September 30, 2004				October 1, 2004 - December 31, 2004
			Equity in					Equity in			Equity in
			Earnings			Other		Earnings	Other		Earnings		Other
	Beginning		(Losses)			Increase		(Losses)	Increase		(Losses)		Increase		Ending
(in millions of Korean won)	Balance		of Investee			(Decrease)[1]		of Investee	(Decrease)[1]		of Investee		(Decrease)[1]		Balance

POSCO Refractories & Environment (POSREC)	~~W~~	47,949	~~W~~	5,294	~~W~~	(1,447)	~~W~~	(336)	~~W~~	—	~~W~~	3,356	~~W~~	—	~~W~~	54,816
Pohang Steel America Corporation (POSAM)		151,447		(19,190)		(5,738)		5,395		(659)		(5,070)		(16,856)		109,329
POSCO Australia Pty. Ltd. (POSA)		53,638		4,592		(4,052)		1,233		(4,111)		2,010		(784)		52,526
POSCO Asia Co., Ltd. (POA)		13,154		1,627		(535)		1,418		(72)		3,258		(1,715)		17,135
POSCO International Osaka, Inc. (PIO)		3,436		3,838		(2,631)		(4,248)		(395)		410		(410)		—
VSC-POSCO Steel Corporation (VPS)		4,956		1,692		(656)		(326)		418		(698)		(121)		5,265
DALIAN POSCO-CFM Coil Center Co., Ltd.		14,148		(1,364)		(546)		925		(61)		1,244		(4,627)		9,719
POS-Tianjin Coil Center Co., Ltd.		1,355		22		(51)		1		(6)		42		(123)		1,240
Zhangjiagang Pohang Stainless Steel Co., Ltd.		188,353		(15,516)		(5,911)		18,965		(837)		10,368		(15,675)		179,747

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

			January 1, 2004 - June 30, 2004				July 1, 2004 - September 30, 2004				October 1, 2004 - December 31, 2004
			Equity in				Equity in				Equity in
			Earnings			Other	Earnings			Other	Earnings			Other
	Beginning		(Losses)			Increase	(Losses)			Increase	(Losses)			Increase	Ending
(in millions of Korean won)	Balance		of Investee			(Decrease)[1]	of Investee			(Decrease)[1]	of Investee			(Decrease)[1]	Balance

SHUNDE Pohang Coated Steel Co., Ltd.	~~W~~	28,855	~~W~~	369	~~W~~	(1,120)	~~W~~	525	~~W~~	(124)	~~W~~	3,521	~~W~~	(6,233)	~~W~~	25,793
POS-THAI Service Steel Co., Ltd.		931		75		(66)		11		(16)		48		(32)		951
Myanmar-POSCO Co., Ltd.		5,250		(72)		(194)		(88)		(18)		11		(436)		4,453
KOBRASCO		440		889		(738)		5,588		348		4,497		(68)		10,956
POSINVEST		36,575		1,693		(1,412)		472		(149)		641		(3,402)		34,418
POSCHROME		6,558		229		210		195		(888)		530		242		7,076
Shunde Xingpu Steel Center Co., Ltd.		1,650		62		(63)		28		(7)		29		(155)		1,544
POS-HYUNDAI STEEL		628		122		(35)		48		(67)		91		(17)		770
POSVINA		3,743		837		(401)		(193)		3		39		(911)		3,117
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,569		338		(101)		335		(16)		104		(302)		2,927
PT POSMI Steel Indonesia		387		19		(9)		9		(1)		65		(31)		439
Qingdao Pohang Stainless Steel Co., Ltd.		33,704		(119)		14,847		(529)		(196)		(5,016)		(4,236)		38,455

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

			January 1, 2004 - June 30, 2004				July 1, 2004 - September 30, 2004				October 1, 2004 - December 31, 2004
			Equity in				Equity in				Equity in
			Earnings		Other		Earnings		Other		Earnings			Other
	Beginning		(Losses)		Increase		(Losses)		Increase		(Losses)			Increase	Ending
(in millions of Korean won)	Balance		of Investee		(Decrease)[1]		of Investee		(Decrease)[1]		of Investee			(Decrease)[1]	Balance

POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	~~W~~	19,319	~~W~~	(725)	~~W~~	1,632	~~W~~	116	~~W~~	(83)	~~W~~	107	~~W~~	(1,859)	~~W~~	18,507
POSCO—China Holding Corp.		—		19		17,286		(76)		(69)		(3,357)		39,063		52,866
POSCO—Japan Co., Ltd.		—		—		—		(949)		45,522		(3,775)		(492)		40,306

	~~W~~	1,797,209	~~W~~	52,180	~~W~~	(19,901)	~~W~~	103,747	~~W~~	39,932	~~W~~	9,121	~~W~~	(26,532)	~~W~~	1,955,756

[1]	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee for the nine-month period ended September 30, 2005, are as follows:

			January 1, 2005 - June 30, 2005				July 1, 2005 - September 30, 2005
(in millions of	Beginning		Increase		Amortization		Increase		Amortization		Ending
Korean won)	Balance		(Decrease)[1]		(Recovery)		(Decrease)[1]		(Recovery)		Balance

POSCO Refractories & Environment (POSREC)	~~W~~	(1,008)	~~W~~	—	~~W~~	(317)	~~W~~	—	~~W~~	(157)	~~W~~	(534)
Dongwoosa Service Inc.		—		(782)		—		—		(39)		(743)
Samjung Packing & Aluminum Co., Ltd.		—		(2,131)		—		—		(107)		(2,024)
Pohang Steel America Corporation (POSAM)		562		—		79		—		39		444
SHUNDE Pohang Coated Steel Co., Ltd.		(77)		—		(14)		—		(7)		(56)
Posmmit Steel Centre SDN BHD (POS-MMIT)		59		—		10		—		5		44
PT POSMI Steel Indonesia (POSMI)		118		—		20		—		9		89
POSCO Power Corp.		—		—		—		73,115		3,656		69,459

	~~W~~	(346)	~~W~~	(2,913)	~~W~~	(222)	~~W~~	73,115	~~W~~	3,399	~~W~~	66,679

[1]	Increase (decrease) represents changes in differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee primarily due to an additional acquisition of equity method investments.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee for the year ended December 31, 2004, were as follows:

			January 1, 2004 - June 30, 2004				June 1, 2004 - September 30, 2004				October 1, 2004 - December 31, 2004
(in millions of	Beginning		Increase		Amortization		Increase		Amortization		Increase		Amortization		Ending
Korean won)	Balance		(Decrease)[1]		(Recovery)		(Decrease)[1]		(Recovery)		(Decrease)[1]		(Recovery)		Balance

POSCO Refractories & Environment (POSREC)	~~W~~	(1,640)	~~W~~	—	~~W~~	(317)	~~W~~	—	~~W~~	(157)	~~W~~	—	~~W~~	(158)	~~W~~	(1,008)
Pohang Steel America Corporation (POSAM)		720		—		79		—		39		—		40		562
SHUNDE Pohang Coated Steel Co., Ltd.		(105)		—		(14)		—		(7)		—		(7)		(77)
Posmmit Steel Centre SDN BHD (POS-MMIT)		79		—		10		—		5		—		5		59
PT POSMI Steel Indonesia (POSMI)		157		—		20		—		9		—		10		118

	~~W~~	(789)	~~W~~	—	~~W~~	(222)	~~W~~	—	~~W~~	(111)	~~W~~	—	~~W~~	(110)	~~W~~	(346)

[1]	Increase (decrease) represents changes in differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee primarily due to an additional acquisition of equity method investments.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Details on the elimination of unrealized profit from intercompany transactions for the nine-month periods ended September 30, 2005 and 2004, are as follows:

	2005						2004
				Property, Plant					Property, Plant
				and Equipment,					and Equipment,
(in millions of				and Intangible					and Intangible
Korean won)	Inventories			Assets	Total		Inventories		Assets		Total

POSCO E&C	~~W~~	60	~~W~~	(65,854)	~~W~~	(65,794)	~~W~~	(1)	~~W~~	5,045	~~W~~	5,044
Posteel Co., Ltd.		(13,886)		6		(13,880)		(3,970)		17		(3,953)
POSCON Co., Ltd.		42		(12,357)		(12,315)		(110)		48		(62)
Pohang Steel Co., Ltd.		(13,295)		1		(13,294)		(9,383)		(22)		(9,405)
POSCO Machinery & Engineering Co., Ltd.		269		(4,528)		(4,259)		(39)		521		482
POSDATA Co., Ltd.		(5)		1,095		1,090		(9)		(944)		(953)
POS-AC Co., Ltd.		—		(4,643)		(4,643)		—		(1,824)		(1,824)
Changwon Specialty Steel Co., Ltd.		(158)		(1)		(159)		(1,164)		—		(1,164)
POSCO Machinery Co., Ltd.		(4)		(3,110)		(3,114)		(4)		(1,297)		(1,301)
eNtoB Corporation		(110)		(40)		(150)		(116)		(7)		(123)
POSCO Refractories & Environment (POSREC)		(23)		(1,171)		(1,194)		(298)		(1,020)		(1,318)
Dongwoosa Service Inc.		(465)		—		(465)		—		—		—
Samjung Packing & Aluminum Co., Ltd.		(504)		—		(504)		—		—		—
Pohang Steel America Corporation (POSAM)		8,449		—		8,449		(12,384)		—		(12,384)
POSCO Australia Pty. Ltd. (POSA)		306		—		306		(675)		—		(675)
POSCO Asia Co., Ltd. (POA)		(1,313)		(5)		(1,318)		(271)		—		(271)
VSC-POSCO Steel Corporation (VPS)		—		45		45		—		47		47
DALIAN POSCO-CFM Coil Center Co., Ltd.		188		—		188		(96)		—		(96)
Zhangjiagang Pohang Stainless Steel Co., Ltd.		(7,269)		(345)		(7,614)		(9,614)		13		(9,601)
SHUNDE Pohang Coated Steel Co., Ltd.		899		—		899		(1,027)		—		(1,027)
POS-THAI Service Steel Co., Ltd.		1		—		1		—		—		—
KOBRASCO		(7,848)		—		(7,848)		(1,382)		—		(1,382)
POSCHROME		(378)		—		(378)		(1,016)		—		(1,016)
Shunde Xingpu Steel Center Co., Ltd.		16		—		16		(18)		—		(18)
POSVINA		(214)		—		(214)		(356)		—		(356)
Posmmit Steel Centre SDN BHD (POS-MMIT)		(307)		—		(307)		(201)		—		(201)
Qingdao Pohang Stainless Steel Co., Ltd.		(11,949)		(93)		(12,042)		—		(648)		(648)
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		(188)		—		(188)		—		—		—
POSCO—China Holding Corp.		(3,864)		(94)		(3,958)		—		(93)		(93)
POSCO—Japan Co., Ltd.[1]		(12,608)		—		(12,608)		(2,959)		—		(2,959)

	~~W~~	(64,158)	~~W~~	(91,094)	~~W~~	(155,252)	~~W~~	(45,093)	~~W~~	(164)	~~W~~	(45,257)

[1]	Includes unrealized profit of PIO, which was merged with POSCO-Japan Co., Ltd. in 2004.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Details on the elimination of unrealized profit from intercompany transactions for the three-month periods ended September 30, 2005 and 2004, are as follows:

	2005						2004
				Property, Plant						Property, Plant
				and Equipment,						and Equipment,
(in millions of				and Intangible						and Intangible
Korean won)	Inventories			Assets	Total		Inventories			Assets	Total

POSCO E&C	~~W~~	—	~~W~~	(26,429)	~~W~~	(26,429)	~~W~~	(1)	~~W~~	(2,301)	~~W~~	(2,302)
Posteel Co., Ltd.		538		2		540		2,921		6		2,927
POSCON Co., Ltd.		8		(4,553)		(4,545)		(28)		(503)		(531)
Pohang Steel Co., Ltd.		(2,714)		—		(2,714)		(6,647)		411		(6,236)
POSCO Machinery & Engineering Co., Ltd.		(15)		(1,776)		(1,791)		(2)		(83)		(85)
POSDATA Co., Ltd.		(3)		208		205		(2)		24		22
POS-AC Co., Ltd.		—		(1,848)		(1,848)		—		(811)		(811)
Changwon Specialty Steel Co., Ltd.		203		—		203		(346)		10		(336)
POSCO Machinery Co., Ltd.		(2)		(1,399)		(1,401)		18		(365)		(347)
eNtoB Corporation		(58)		(13)		(71)		(26)		(5)		(31)
POSCO Refractories & Environment (POSREC)		14		(313)		(299)		(969)		(945)		(1,914)
Dongwoosa Service Inc.		(465)		—		(465)		—		—		—
Samjung Packing & Aluminum Co., Ltd.		(504)		—		(504)		—		—		—
Pohang Steel America Corporation (POSAM)		364		—		364		(154)		—		(154)
POSCO Australia Pty. Ltd. (POSA)		—		—		—		(502)		—		(502)
POSCO Asia Co., Ltd. (POA)		(550)		(3)		(553)		(85)		—		(85)
VSC-POSCO Steel Corporation (VPS)		—		15		15		—		16		16
DALIAN POSCO-CFM Coil Center Co., Ltd.		2,641		—		2,641		540		—		540
Zhangjiagang Pohang Stainless Steel Co., Ltd.		26,011		(159)		25,852		14,153		4		14,157
SHUNDE Pohang Coated Steel Co., Ltd.		—		—		—		(288)		—		(288)
POS-THAI Service Steel Co., Ltd.		30		—		30		—		—		—
KOBRASCO		(4,355)		—		(4,355)		(611)		—		(611)
POSCHROME		30		—		30		(125)		—		(125)
Shunde Xingpu Steel Center Co., Ltd.		1		—		1		(18)		—		(18)
POSVINA		166		—		166		(338)		—		(338)
Posmmit Steel Centre SDN BHD (POS-MMIT)		35		—		35		(66)		—		(66)
Qingdao Pohang Stainless Steel Co., Ltd.		547		4		551		—		(529)		(529)
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		53		—		53		—		—		—
POSCO—China Holding Corp.		4,918		(45)		4,873		—		(76)		(76)
POSCO—Japan Co., Ltd.[1]		(1,205)		—		(1,205)		(2,364)		—		(2,364)

	~~W~~	25,688	~~W~~	(36,309)	~~W~~	(10,621)	~~W~~	5,060	~~W~~	(5,147)	~~W~~	(87)

[1]	Includes unrealized profit of PIO, which was merged with POSCO-Japan Co., Ltd. in 2004.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

A summary of financial information on equity-method investees as of and for the nine-month period ended September 30, 2005, follows:

(in millions of							Net Income
Korean won)	Total Assets		Total Liabilities		Sales		(Loss)

POSCO E&C	~~W~~	1,947,564	~~W~~	1,009,064	~~W~~	2,728,608	~~W~~	158,016
Posteel Co., Ltd.		489,919		205,242		1,156,649		15,064
POSCON Co., Ltd.		191,939		95,999		230,391		14,472
Pohang Steel Co., Ltd.		416,083		134,866		436,998		9,602
POSCO Machinery & Engineering Co., Ltd.		71,405		30,968		139,750		5,815
POSDATA Co., Ltd.		234,273		86,217		220,843		7,470
POSCO Research Institute		26,543		2,555		11,384		1,343
Seung Kwang Co., Ltd.		79,813		35,450		10,731		1,834
POS-AC Co., Ltd.		26,790		11,168		33,216		5,511
Changwon Specialty Steel Co., Ltd.		823,281		412,284		897,870		31,179
POSCO Machinery Co., Ltd.		53,841		22,048		93,718		4,662
POSTECH Venture Capital Co., Ltd.		34,369		68		—		(94)
eNtoB Corporation		44,401		25,962		235,276		2,473
POSCO Refractories & Environment (POSREC)		139,712		32,762		183,644		13,056
POSCO Terminal Co., Ltd.		34,512		4,077		24,195		2,361
Dongwoosa Service Inc.		46,122		18,104		57,062		4,295
Samjung Packing & Aluminum Co., Ltd.		138,433		81,559		218,145		6,775
POSCO Power Corp.		884,987		434,216		290,289		37,771
Pohang Steel America Corporation (POSAM)		197,091		66,835		88,300		(4,972)
POSCO Australia Pty. Ltd. (POSA)		102,892		48,792		52,343		11,779
POSCO Asia Co., Ltd. (POA)		61,548		41,383		876,533		2,432
VSC-POSCO Steel Corporation (VPS)		39,216		28,100		57,925		(1,581)

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

(in millions of							Net Income
Korean won)	Total Assets		Total Liabilities		Sales		(Loss)

DALIAN POSCO-CFM Coil Center Co., Ltd.	~~W~~	78,344	~~W~~	47,304	~~W~~	59,626	~~W~~	(2,333)
POS-Tianjin Coil Center Co., Ltd.		46,473		33,391		50,930		386
Zhangjiagang Pohang Stainless Steel Co., Ltd.		878,064		613,187		749,150		(44,249)
SHUNDE Pohang Coated Steel Co., Ltd.		70,487		45,156		44,978		(414)
POS-THAI Service Steel Co., Ltd.		67,742		53,123		68,949		1,036
Myanmar-POSCO Co., Ltd.		7,643		2,003		729		(212)
KOBRASCO		208,337		123,140		231,990		47,402
POSINVEST		130,894		63,613		4,873		1,883
POSCHROME		36,500		7,452		32,008		5,293
Shunde Xingpu Steel Center Co., Ltd.		41,918		26,598		66,235		161
POS-HYUNDAI STEEL		19,193		11,053		45,345		1,471
POSVINA		9,043		2,682		14,366		35
Posmmit Steel Centre SDN BHD (POS-MMIT)		47,260		34,991		39,247		1,460
PT POSMI Steel Indonesia		57,121		52,683		44,927		776
Qingdao Pohang Stainless Steel Co., Ltd.		207,585		162,739		188,518		(16,197)
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		76,520		54,390		58,769		965
POSCO—China Holding Corp.		159,073		290		5,133		183
POSCO—Japan Co., Ltd.		323,209		272,774		511,870		6,100
POSCO—India Private Ltd.		53,065		32		—		(111)

	~~W~~	8,603,205	~~W~~	4,434,320	~~W~~	10,261,513	~~W~~	332,898

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

The effects of the equity method on the financial information of equity-method investees, and the change in the accounting principles and estimations, are as follows:

(in millions of	Reason of	Net Assets Value		Adjustment		Net Assets Value
Korean won)	Adjustment	before Adjustment		Amount		after Adjustment

POSCO Australia Pty. Ltd. (POSA)	[1]	~~W~~	54,100	~~W~~	25,060	~~W~~	79,160
POSCO—China Holding Corp.	[1]		158,783		(3,651)		155,132

[1]	Home countries’ generally accepted accounting principles do not require application of equity method of accounting.
Market values of equity-method investments in marketable equity securities as of September 30, 2005, are as follows:

(in millions of Korean won,
except per share amount)	Number of Shares	Share Price		Fair Market Value

Pohang Steel Co., Ltd.	1,700,000	~~W~~	29,900	~~W~~	50,830
POSDATA Co., Ltd.	3,800,000		39,450		149,910
POSCO Refractories & Environment (POSREC)	2,550,000		15,750		40,163
Samjung Packing & Aluminum Co., Ltd.	20,000,000		13,400		268,000
Valuation gains and losses on investments recorded as capital adjustments as of September 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)
	Remarks	2005		2004

Posteel Co., Ltd. and others	Capital changes under equity method	~~W~~	117,589	~~W~~	158,994
POSCON Co., Ltd. and others	Negative capital changes under equity method		(53,561)		(66,866)

		~~W~~	64,028	~~W~~	92,128

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

8.	Property, Plant and Equipment
Property, plant and equipment as of September 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004

Buildings and structures	~~W~~	5,103,225	~~W~~	4,533,534
Machinery and equipment		20,339,160		18,833,327
Tools		125,680		110,155
Vehicles		149,721		149,631
Furniture and fixtures		142,669		132,954

		25,860,455		23,759,601
Less: Accumulated depreciation		(18,214,754)		(17,537,138)

		7,645,701		6,222,463

Construction-in-progress		1,854,804		2,307,781
Less: Accumulated impairment loss		(83,617)		(83,617)

		1,771,187		2,224,164

Land		763,216		756,434

	~~W~~	10,180,104	~~W~~	9,203,061

The value of the land based on the posted price issued by the Korean tax authority amounted to ~~W~~2,570,382 million as of September 30, 2005 (December 31, 2004: ~~W~~2,498,414 million).
As of September 30, 2005, property, plant and equipment are insured against fire and other casualty losses up to ~~W~~2,857,773 million (December 31, 2004: ~~W~~2,996,483 million). In addition, the Company carries general insurance for vehicles and accident insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by ~~W~~3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to ~~W~~3,173 billion, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity (Note 16).

Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to ~~W~~469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

The changes in the carrying value of property, plant and equipment for the three-month and nine-month periods ended September 30, 2005, are as follows:

	For the three-month period ended September 30, 2005
(in millions of	Beginning										Ending
Korean won)	Balance		Acquisition		Disposal		Others		Depreciation[1]		Balance

Land	~~W~~	757,893	~~W~~	5,323	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	763,216
Buildings		1,810,170		71,208		1,264		(1,874)		34,756		1,843,484
Structures		1,175,467		72,217		3,103		(4,016)		23,718		1,216,847
Machinery and equipment		4,208,904		544,375		5,402		5,578		267,524		4,485,931
Vehicles		26,005		855		27		30		2,614		24,249
Tools		29,440		5,924		12		217		3,321		32,248
Furniture and fixtures		36,405		9,678		41		5		3,104		42,943
Construction-in-progress		1,842,672		636,252		—		(707,738)		—		1,771,186

	~~W~~	9,886,956	~~W~~	1,345,832	~~W~~	9,849	~~W~~	(707,798)	~~W~~	335,037	~~W~~	10,180,104

	For the nine-month period ended September 30, 2005
(in millions of	Beginning										Ending
Korean won)	Balance		Acquisition		Disposal		Others		Depreciation[1]		Balance

Land	~~W~~	756,434	~~W~~	6,782	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	763,216
Buildings		1,755,773		194,657		3,446		(1,889)		101,611		1,843,484
Structures		891,604		398,261		4,756		(4,015)		64,247		1,216,847
Machinery and equipment		3,485,128		1,858,085		21,679		8,952		844,555		4,485,931
Vehicles		28,501		3,630		129		30		7,783		24,249
Tools		25,686		15,941		12		217		9,584		32,248
Furniture and fixtures		35,772		16,016		192		11		8,664		42,943
Construction-in-progress		2,224,163		2,038,917		—		(2,491,894)		—		1,771,186

	~~W~~	9,203,061	~~W~~	4,532,289	~~W~~	30,214	~~W~~	(2,488,588)	~~W~~	1,036,444	~~W~~	10,180,104

[1]	Includes depreciation expenses on assets not in use.
The Company’s expenditures in relation to construction-in-progress for the establishment of No. 6 Continuous Galvanizing Line (“CGL”) business operation and other projects amounted to ~~W~~2,038,918 million for the nine-month period ended September 30, 2005 (for the three-month period ended September 30, 2005: ~~W~~636,252 million).

As of September 30, 2005, fully depreciated property, plant and equipment still in use amounted to ~~W~~49 million (December 31, 2004: ~~W~~46 million).

As of September 30, 2005, the book values of property, plant and equipment which are temporarily idle, amounted to ~~W~~4,824 million (December 31, 2004: ~~W~~16,042 million).

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

9.	Intangible Assets
The changes in the carrying value of intangible assets, net of accumulated amortization, for the three-month and nine-month periods ended September 30, 2005, are as follows:

	For the three-month period ended September 30, 2005
	Beginning						Ending
(in millions of Korean won)	Balance		Acquisition		Amortization		Balance

Intellectual property rights	~~W~~	328	~~W~~	—	~~W~~	28	~~W~~	300
Land usage rights		315		—		2		313
Port facilities usage rights		136,991		—		4,635		132,356
Other intangible assets[1]		166,730		1,614		13,902		154,442

	~~W~~	304,364	~~W~~	1,614	~~W~~	18,567	~~W~~	287,411

	For the nine-month period ended September 30, 2005
	Beginning						Ending
(in millions of Korean won)	Balance		Acquisition		Amortization		Balance

Intellectual property rights	~~W~~	371	~~W~~	17	~~W~~	88	~~W~~	300
Land usage rights		3		315		5		313
Port facilities usage rights		146,396		—		14,040		132,356
Other intangible assets[1]		216,474		3,967		65,999		154,442

	~~W~~	363,244	~~W~~	4,299	~~W~~	80,132	~~W~~	287,411

[1]	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
Research and development costs for the three-month periods ended September 30, 2005 and 2004, and nine-month periods ended September 30, 2005 and 2004, are as follows:

	For the three-month periods				For the nine-month periods
	ended September 30				ended September 30
(in millions of Korean won)	2005		2004		2005		2004

Ordinary research costs	~~W~~	2,302	~~W~~	2,045	~~W~~	4,545	~~W~~	4,740
Development costs		114,393		63,068		258,970		204,157

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

10.	Other Assets
Other assets as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004

Other current assets
Short-term loans receivable	~~W~~	414	~~W~~	2,664
Accrued income		9,425		9,317
Prepaid expenses		20,437		4,785
Others		2,736		883

		33,012		17,649
Less: Allowance for doubtful accounts		(374)		(2,676)

		32,638		14,973

Other long-term assets
Guarantee deposits (Note 26)		995		1,195
Other investment assets (Note 8)		99,386		105,480

		100,381		106,675
Less: Allowance for doubtful accounts		—		(410)

		100,381		106,265

	~~W~~	133,019	~~W~~	121,238

11.	Short-Term Borrowings
Short-term borrowings as of September 30, 2005 and December 31, 2004, consist of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Banker’s usance	—	~~W~~	—	~~W~~	13,992

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

12.	Long-Term Debts
Current portion of long-term debts as of September 30, 2005 and December 31, 2004, consists of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Foreign currency borrowings in won equivalent	4.60	~~W~~	1,758	~~W~~	1,943
Loans from foreign financial institutions	2.00 LIBOR + 0.80		9,359		10,078
Debentures	1.84 - 8.00		874,761		915,597

			885,878		927,618
Less: Discount on debentures issued			(1,364)		(1,046)

		~~W~~	884,514	~~W~~	926,572

Long-term debts as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004

Foreign currency borrowings in won equivalents (Note 26)	~~W~~	7,913	~~W~~	9,716
Loans from foreign financial institutions (Note 26)		51,147		60,616
Debentures (Note 26)		1,617,603		2,413,229

		1,676,663		2,483,561
Less: Current portion		(885,878)		(927,618)
Discount on debentures		(2,562)		(6,290)

	~~W~~	788,223	~~W~~	1,549,653

Long-term foreign currency borrowing as of September 30, 2005 and December 31, 2004, is as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Development Bank of Japan	4.60	~~W~~	7,913	~~W~~	9,716
Less: Current portion			(1,758)		(1,943)

		~~W~~	6,155	~~W~~	7,773

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Loans from foreign financial institutions as of September 30, 2005 and December 31, 2004, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Natexis Banques Populaires	2.00	~~W~~	8,322	~~W~~	10,168
Sumitomo Mitsui Banking Corporation	LIBOR + 0.80		42,825		50,448

			51,147		60,616
Less: Current portion			(9,359)		(10,078)

		~~W~~	41,788	~~W~~	50,538

Certain loans from foreign financial institutions are covered by guarantees provided by The Korea Development Bank amounting to ~~W~~8,210 million as of September 30, 2005 (December 31, 2004: ~~W~~10,324 million).
Debentures outstanding as of September 30, 2005 and December 31, 2004, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2005		2004

Domestic debentures	6.50 - 8.00	~~W~~	600,000	~~W~~	1,100,000
Yankee Bonds	7.13		270,051		487,157
Samurai Bonds	1.84		274,761		303,621
Exchangeable bonds[1]	—		472,791		522,451

			1,617,603		2,413,229
Less: Current portion			(874,761)		(915,597)
Discount on debentures issued			(2,562)		(6,290)

		~~W~~	740,280	~~W~~	1,491,342

[1]	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co., Ltd. American depository receipts (ADRs).
As of September 30, 2005, 1,802,132 shares, equivalent to 16,219,187 ADRs, of SK Telecom Co., Ltd. act as collateral pursuant to exchangeable bonds issued (Note 7).

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Details of exchangeable bonds as of September 30, 2005, are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,183/ADR
Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period:	Exactly three years following the payment date
On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs such holder is entitled to receive will be calculated by dividing the aggregate principal amount of the Notes to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon the exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In 2004 and 2005, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 951,350 ADRs which brought down the exchangeable bond price to JPY3,183/ADR.
Maturities of long-term debt outstanding as of September 30, 2005, are as follows:

			Foreign		Loans from
			Currency		Foreign Financial
Period	Debentures		Borrowings		Institutions		Total

October 2006 - September 2007	~~W~~	270,051	~~W~~	1,758	~~W~~	9,359	~~W~~	281,168
October 2007 - September 2008		472,791		1,758		9,359		483,908
October 2008 - September 2009		—		1,758		9,359		11,117
October 2009 - September 2010		—		881		9,359		10,240
Thereafter		—		—		4,352		4,352

	~~W~~	742,842	~~W~~	6,155	~~W~~	41,788	~~W~~	790,785

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

13.	Accrued Severance Benefits
Changes in accrued severance benefits for the nine-month period ended September 30, 2005, are as follows:

					Group
	Accrued		National		Severance
	Severance		Pension		Insurance
(in millions of Korean won)	Benefits		Fund		Deposits		Total

Beginning balance	~~W~~	423,884	~~W~~	101	~~W~~	251,995	~~W~~	171,788
Increase		219,382		—		39,313		180,069
Decrease		105,645		1		10,046		95,599

Ending balance	~~W~~	537,621	~~W~~	100	~~W~~	281,262		256,258

As of September 30, 2005, the Company has funded approximately 52% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.
14.	Other Liabilities
Other liabilities as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004

Other current liabilities
Advances received	~~W~~	18,061	~~W~~	28,544
Unearned revenue		1,125		2,155
Others		33,155		5,357

		52,341		36,056

Other long-term liabilities		49,471		54,210

	~~W~~	101,812	~~W~~	90,266

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

15.	Commitments and Contingencies
As of September 30, 2005, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

				Won Equivalent
	Financial Institution	Amount Guaranteed		(in millions)

Related companies
POSINVEST	Bank of America and others	US$	106,333,487	~~W~~	110,374
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others		339,925,000		352,842
POSMI	Korea Exchange Bank		1,800,000		1,868

		US$	448,058,487		465,084

Others
Dae Kyeong Special Steel	The Korea	~~W~~	2,807		2,807
Co., Ltd.	Development Bank	US$	2,111,200		2,191
DC Chemical Co., Ltd.	E1 Co., Ltd.	~~W~~	2,560		2,560
The Siam United Steel Co. Ltd.	Japan Bank for International Cooperation	US$	12,000,000		12,456
Zeus	Related creditors	JPY	51,622,000,000		472,790

					492,804

				~~W~~	957,888

As of December 31, 2004, the Company has outstanding payment guarantees for related companies and others amounting to ~~W~~225,188 million and ~~W~~538,575 million, respectively.

As of September 30, 2005, the Company has 44 promissory notes, including a blank promissory note, with the Korea Development Bank, as collaterals for loans from foreign financial institutions.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of three to ten years and provide for periodic price adjustments to market price. As of September 30, 2005, 251 million tons of iron ore and 110 million tons of coal remained to be purchased under such long-term contracts.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

The Company has a bank overdraft agreement with Woori Bank and six other banks amounting to ~~W~~210,000 million as of September 30, 2005. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and nine other banks for credit lines up to ~~W~~335,000 million.

As of September 30, 2005, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$800 million and to borrow US$100 million in foreign short-term borrowings.

On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in May 2005. The Company completed the construction of Gwangyang Liquefied Natural Gas (LNG) terminal on July 4, 2005.

The Company has entered into a contract on the usage of the bulk carriers of Hanjin Shipping Co., Ltd. and others in order to ensure the transportation of raw materials through 2011.

As of September 30, 2005, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited. The Company’s rent expenses, with respect to the above lease agreements, amounted to ~~W~~5,605 million for the nine-month period ended September 30, 2005. Future lease payments under the above lease agreements are as follows:

(in millions of Korean won)
Period	Amount

October 2005-December 2005	~~W~~	1,677
2006		4,066
2007		1,634
2008		262

	~~W~~	7,639

The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40% owned by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Due to the settlement of liquidation dividends from POSVEN, the Company recorded recovery of allowance for doubtful accounts amounting to ~~W~~87.4 billion during the year ended December 31, 2004, and expecting liquidation dividend receivables amounting to ~~W~~7 billion as other account receivables during the nine-month period ended September 30, 2005 (Note 4).

As of September 30, 2005, the Company is a defendant in 11 cases involving domestic claims. The aggregated amounts of domestic claims with the Company as the defendant amounted to approximately ~~W~~3,578 million. The Company believes that the outcome of these cases is uncertain, but, in any event, they would not result in a material loss for the Company.
16.	Capital Surplus

Capital surplus as of September 30, 2005 and December 31, 2004, consists of the following:

(in millions of Korean won)	2005		2004

Revaluation surplus (Note 8)	~~W~~	3,172,776	~~W~~	3,172,776
Additional paid-in capital		463,825		463,825
Other capital surplus[1]		273,523		134,682

	~~W~~	3,910,124	~~W~~	3,771,283

[1]	Other capital surplus consists of gain on sale of treasury stock and others.
17.	Retained Earnings
Retained earnings as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004

Appropriated
Legal reserve	~~W~~	241,202	~~W~~	241,202
Reserve for research and human resource development		1,303,333		880,000
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		9,357,500		7,157,500
Appropriated retained earnings for dividends		377,699		184,398

		12,198,034		9,381,400
Unappropriated		3,612,639		3,482,739

	~~W~~	15,810,673	~~W~~	12,864,139

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Legal Reserve
The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

Other Legal Reserve
Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss, and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

Interim Dividend
The Company declared interim dividends, which were approved through a resolution of the Board of Directors on July 12, 2005. For the year ended December 31, 2004, the Company declared interim dividends in accordance with the resolution of the Board of Directors on July 23, 2004. Details of interim dividends in 2005 and 2004 are as follows:

	June 30, 2005			June 30, 2004
	Dividend Ratio	Dividend		Dividend Ratio	Dividend
(in millions of Korean won)	(%)	Amount		(%)	Amount

Common shares	40	~~W~~	157,520	30	~~W~~	121,062

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

18. Capital Adjustments
Capital adjustments as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004

Treasury stock	~~W~~	(1,416,746)	~~W~~	(680,144)
Valuation gain on investment securities (Note 7)		324,030		188,613
Valuation loss on investment securities (Note 7)		(428,380)		(608,578)
Capital changes under equity method (Note 7)		117,588		158,994
Negative capital changes under equity method (Note 7)		(53,561)		(66,866)

	~~W~~	(1,457,069)	~~W~~	(1,007,981)

As of September 30, 2005, the Company holds 9,249,616 shares of its own common stock amounting to ~~W~~1,416,746 million.

The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 1,289,347 shares of its treasury stock on July 26, 2005, to the association of employee stock ownership as approved by the Board of Directors on July 22, 2005, and the difference between the fair value and the proceeds from the sale was recognized as welfare expense. As discussed in Note 31, the Company acquired 3,024,172 shares of its treasury stocks to issue POSCO American depository receipts (ADRs) as approved by the Board of directors on July 12, 2005.

As the Japanese branch was closed down in August 2004, the remaining foreign-based operations translation after deducting the contributions amounting to ~~W~~26,151 million was reclassified as extraordinary income amounting to ~~W~~3,387 million.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

19. Stock Appreciation Rights
The Company granted stock options to its executive officers, including affiliates’ executive officers, in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant

Before the modifications[1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications[1]
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	335,771 shares	13,971 shares	3,931 shares	51,246 shares	—	—
Number of shares outstanding	98,396 shares	41,925 shares	16,564 shares	84,651 shares	214,228 shares	90,000 shares
Exercise period	July 24, 2003 - July 23, 2008	April 28, 2004 - April 27, 2009	Sept. 19, 2004 - Sept. 18 2009	April 27, 2005 - April 26, 2010	July 24, 2006 - July 23, 2011	April 29, 2007 - April 28, 2012
Settlement method	Cash or stock for the difference between the exercise price and fair market value of the option

[1]	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
The Company applied the intrinsic value method to calculate the compensation cost related to the stock options and such compensation cost is proportionally allocated and accounted for as stock compensation costs and other liabilities.
The compensation costs for stock appreciation rights granted to employees and executives for the nine-month period ended September 30, 2005, as well as for the future periods are as follows:

(in millions of Korean won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Prior periods	~~W~~	36,297	~~W~~	2,851	~~W~~	1,461	~~W~~	9,663	~~W~~	1,695	~~W~~	—	~~W~~	51,967
Current period		5,372		1,770		615		5,286		7,777		596		21,416
Future periods		—		—		—		—		6,424		2,194		8,618

	~~W~~	41,669	~~W~~	4,621	~~W~~	2,076	~~W~~	14,949	~~W~~	15,896	~~W~~	2,790	~~W~~	82,001

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

20.	Derivatives
Details of the gains and losses on derivatives for the nine-month period ended September 30, 2005 are as follows:

	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Type of Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss

Currency forward	Trading	SC First Bank
		and others	~~W~~	740	~~W~~	85	~~W~~	688	~~W~~	610
		Sempra Metal
Nickel future	"	Ltd.		730		—		273		637

			~~W~~	1,470	~~W~~	85	~~W~~	961	~~W~~	1,247

The derivative transactions made for the nine-month period ended September 30, 2005, are accounted for as trading purpose in accordance with KFAS Interpretation 53-70, Accounting for Derivatives.
21.	Cost of Goods Sold
Cost of goods sold for the three-month and nine-month periods ended September 30, 2005 and 2004, consists of the following:

	For the three-month periods				For the nine-month periods
	ended September 30				ended September 30
(in millions of Korean won)	2005		2004		2005		2004

Finished goods, beginning of the period	~~W~~	980,577	~~W~~	667,089	~~W~~	766,872	~~W~~	562,196
Cost of goods manufactured		4,000,153		3,608,304		11,255,926		10,145,276
Transfer from (to) other accounts		(31,753)		44,561		(52,941)		(12,764)
Finished goods, end of the period		(1,114,382)		(712,830)		(1,114,382)		(712,830)
Refunded customs duties		(4,450)		(5,641)		(14,038)		(14,789)

Cost of goods sold for finished goods		3,830,145		3,601,483		10,841,437		9,967,089
Others		4,899		5,616		13,391		17,334

	~~W~~	3,835,044	~~W~~	3,607,099	~~W~~	10,854,828		9,984,423

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

22.	Selling and Administrative Expenses
Selling and administrative expenses for the three-month and nine-month periods ended September 30, 2005 and 2004, consist of the following:

	For the three-month periods				For the nine-month periods
	ended September 30				ended September 30
(in thousands of Korean won)	2005		2004		2005		2004

Selling expenses	~~W~~	120,732	~~W~~	122,956	~~W~~	350,103	~~W~~	363,779
Fees and charges		36,172		24,733		93,537		68,061
Salaries and wages		21,132		16,649		55,727		50,567
Advertising		19,873		8,167		63,900		28,270
Research and development (Note 9)		12,518		21,363		25,994		42,448
Depreciation (Notes 8, 9 and 28)		7,037		10,781		29,314		32,716
Rent		9,629		14,000		29,076		34,811
Welfare		30,527		34,127		65,848		58,814
Provision for severance benefits		4,387		3,077		13,980		10,205
Supplies		988		821		4,664		4,684
Travel		2,889		3,001		7,985		7,868
Training		3,851		2,559		9,822		6,745
Repairs		4,609		2,574		10,393		9,689
Communications		1,563		1,327		4,311		3,930
Vehicle expenses		1,095		1,050		3,078		2,794
Taxes and public dues		765		3,517		2,371		4,883
Entertainment		545		448		1,821		1,597
Subscriptions and printing		760		199		2,111		1,046
Utilities		294		309		777		769
Insurance		697		130		2,374		387
Stock compensation expense (Note 19)		19,412		18,502		21,416		15,387
Others		4,329		2,882		14,310		10,016

	~~W~~	303,804	~~W~~	293,172	~~W~~	812,912	~~W~~	759,466

23.	Donations
Donations made by the Company for the three-month and nine-month periods ended September 30, 2005 and 2004, consist of the following:

	For the three-month periods				For the nine-month periods
	ended September 30				ended September 30
(in millions of Korean won)	2005		2004		2005		2004

POSCO Educational Foundation	~~W~~	10,000	~~W~~	10,000	~~W~~	30,000	~~W~~	30,000
Employee benefit welfare		—		—		68,500		58,000
Others		960		241		4,254		4,289

	~~W~~	10,960	~~W~~	10,241	~~W~~	102,754	~~W~~	92,289

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

24.	Income Taxes
The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7% in 2004, and amended to 27.5% effective for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.

Income tax expense for the nine-month periods ended September 30, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004

Current income taxes	~~W~~	1,261,618	~~W~~	982,898
Deferred income taxes		90,398		48,361
Items charged directly to shareholders’ equity		(56,117)		(26,441)

	~~W~~	1,295,899	~~W~~	1,004,818

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the nine-month periods ended September 30, 2005 and 2004:

(in millions of Korean won)	2005		2004

Net income before income tax	~~W~~	4,927,360	~~W~~	3,651,322
Statutory tax rate (%)		27.5		29.7

Income tax expense computed at statutory rate		1,355,014		1,084,434
Tax credit		(121,470)		(94,627)
Others, net		62,355		15,011

Income tax expense	~~W~~	1,295,899	~~W~~	1,004,818

Effective rate (%)		26.30		27.52

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Components of deferred income taxes as of September 30, 2005 and December 31, 2004, are as follows:

	As of		Increase		As of
(in millions of Korean won)	December 31, 2004		(Decrease)		September 30, 2005

Reserve for special repairs	~~W~~	(137,394)	~~W~~	(3,674)	~~W~~	(133,720)
Allowance for doubtful accounts		13,949		3,631		10,318
Reserve for technology developments		(358,417)		20,625		(379,042)
Dividend income from related companies		60,219		(10,225)		70,444
Depreciation expense		16,809		(594)		17,403
Gain on valuation of equity method investments		(69,075)		88,024		(157,099)
Prepaid expenses		11,402		(297)		11,699
Impairment loss on property, plant and equipment		129,135		—		129,135
Gain on valuation of investment securities		—		167,510		(167,510)
Loss on valuation of investment securities				(162,489)		162,489
Others		73,207		(10,442)		83,649

Net deferred income liabilities	~~W~~	(260,165)	~~W~~	92,069	~~W~~	(352,234)

In relation to valuation on equity method, among temporary differences, if the Company is unlikely to dispose of investees’ shares or receive dividend within five years, income tax effect is not recognized since it is more likely that the deferred tax asset will not be realized.

The entire income taxes for the nine-month period ended September 30, 2005, are attributed to ordinary income. For the nine-month period ended September 30, 2004, the income taxes for ordinary income and extraordinary income are ~~W~~1,003,812 million and ~~W~~1,006 million, respectively.

The effective income tax rate for income before income taxes for the nine-month period ended September 30, 2005, is 26.30% (for the nine-month period ended September 30, 2004: 27.52%).

In accordance with the SKFAS No. 17, Deferred Income Taxes, which became applicable to the Company on January 1, 2005, income tax effect of temporary differences in relation to an item in the shareholders’ equity is recorded as part of the related shareholders’ equity item. Due to the change in accounting policy, capital adjustment decreased by ~~W~~5,021 million, deferred tax assets increased by ~~W~~162,489 million and deferred tax liabilities increased by ~~W~~167,510 million. There is no effect on net income.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

25.	Earnings Per Share

Basic earnings (ordinary income) per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

		Number of Days	Weighted Number of
Period	Number of Shares	Outstanding	Shares

For the three-month period ended September 30, 2005:
Beginning balance[1]	78,759,934	92	7,245,913,928
Acquisition treasury stock	822,715	— [2]	14,298,113

			7,260,212,041

For the nine-month period ended September 30, 2005:
Beginning balance[1]	80,503,664	273	21,977,500,272
Acquisition treasury stock	2,566,445	— [2]	(325,695,919)

			21,651,804,353

Period	Weighted-Average Number of Common Shares

For the three-month period ended September 30, 2005:	7,260,212,041 ÷ 92 = 78,915,348
For the nine-month period ended September 30, 2005:	21,651,804,353 ÷ 273 = 79,310,639

[1]	Beginning balance of common shares excludes 8,426,901 treasury shares for the three-month period ended September 30, 2005 (for the nine-month period ended September 30, 2005: 6,683,171 treasury shares).

[2]	The Company’s net acquisition of treasury shares is 822,715 during the three-month period ended September 30, 2005 (for the nine-month period ended September 30, 2005: 2,566,445 treasury shares), and for the computation of weighted average number of common shares outstanding, the number of treasury shares was excluded (Note 18).

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Basic ordinary income and earnings per share are calculated as follows:

	For the six-month		For the three-month		For the nine-month
(in millions of Korean won,	period ended		period ended		period ended
except per share amounts)	June 30, 2005		September 30, 2005		September 30, 2005

Net income	~~W~~	2,569,874	~~W~~	1,061,588	~~W~~	3,631,462
Weighted-average number of common shares outstanding		79,511,560		78,915,348		79,310,639
Basic ordinary income and earnings per share	~~W~~	32,321	~~W~~	13,452	~~W~~	45,788

	For the six-month		For the three-month		For the nine-month
(in millions of Korean won,	period ended		period ended		period ended
except per share amounts)	June 30, 2004		September 30, 2004		September 30, 2004

Net income	~~W~~	1,634,460	~~W~~	1,012,043	~~W~~	2,646,504
Weighted-average number of common shares outstanding		80,707,945		81,409,806		80,943,606
Basic ordinary income and earnings per share	~~W~~	20,252	~~W~~	12,431	~~W~~	32,696
Diluted earnings per share
Diluted earnings per share for the periods on the table above are identical to the basic earnings per share, since there is no dilutive effect resulting from the stock appreciation right as of the respective balance sheet dates.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

26.	Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies and gain and loss on foreign currency translation as of September 30, 2005 and December 31, 2004, are as follows:

	2005								2004
					Loss on		Gain on
					Foreign		Foreign
(in millions			Won		Currency		Currency		Won
of Korean won)	Foreign currency		Equivalent		Translation		Translation		Equivalent

Assets
Cash and cash equivalent and others[1]	US$	34,401,161	~~W~~	35,708	~~W~~	182	~~W~~	—	~~W~~	35,075
Trade accounts and notes	US$	357,487,386		371,072		124		2,931		138,155
receivable	JPY	3,683,524,159		33,736		43		27		42,267
	EUR	2,346,471		2,927		4		10		142
Other receivables	US$	15,317,762		15,900		40		146		14,496
	JPY	47,511		—		—		—		104
Held-to-maturity securities[2]	US$	1,000,635		1,039		6		—		1,044
Guarantee deposits	US$	211,412		219		14		2		283

			~~W~~	460,601	~~W~~	413	~~W~~	3,116	~~W~~	231,566

Liabilities
Trade accounts and notes	US$	326,931,922	~~W~~	339,355	~~W~~	2,934	~~W~~	2	~~W~~	428,311
payable	JPY	471,437,572		4,318		—		15		12,475
	EUR	913,228		1,139		7		2		1,134
Short-term borrowings	US$	—		—		—		—		13,992
Other accounts payable	US$	6,968,707		7,234		49		—		6,643
	JPY	1,503,778,449		13,773		3		208		2,714
	EUR	232,510		290		—		4		508
Accrued expenses	US$	7,954,493		8,257		—		—		27,176
	JPY	51,085,773		468		—		—		—
	EUR	141,084		176		—		—		—
Debentures[2]	US$	260,165,000		270,051		282		1,509		487,157
	JPY	81,622,000,000		747,551		—		78,520		826,072
Foreign currency borrowings	JPY	864,000,000		7,913		—		831		9,716
Loans from foreign financial institutions	US$	21,312,145		22,122		—		124		24,470
	EUR	23,267,662		29,025		—		4,084		36,146

			~~W~~	1,451,672	~~W~~	3,275	~~W~~	85,299	~~W~~	1,876,514

[1]	Includes short-term financial instruments.

[2]	Presented at face value.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

27.	Related Party Transactions
Significant transactions, which occurred in the ordinary course of business, with related companies for the nine-month periods ended September 30, 2005 and 2004, and the related account balances as of September 30, 2005 and December 31, 2004, follows:

(in millions of	Sales and others [1]				Purchases and others [1]				Receivables [2]				Payables [2]
Korean won)	2005		2004		2005		2004		2005		2004		2005		2004

POSCO E&C	~~W~~	2,350	~~W~~	6,663	~~W~~	1,196,333	~~W~~	491,610	~~W~~	1,822	~~W~~	82,889	~~W~~	114,940	~~W~~	237,283
Posteel Co., Ltd.		766,199		660,370		51,287		48,925		136,354		122,260		1,561		1,876
POSCON Co., Ltd.		80		95		157,694		112,803		—		15,172		11,484		43,050
Pohang Steel Co., Ltd.		338,663		200,215		938		339		38,036		43,021		71		1
POSCO Machinery & Engineering Co., Ltd.		22		145		120,058		69,804		1		2,270		15,995		27,879
POSDATA Co., Ltd.		712		675		134,251		156,510		1		442		25,252		30,782
POSCO Research Institute		—		—		10,437		6,578		—		—		1,787		7,224
Seung Kwang Co., Ltd.		—		—		37		21		2,034		2,038		—		—
POS-AC Co., Ltd.		411		367		20,535		12,924		—		—		752		663
Changwon Specialty Steel Co., Ltd.		1		32		44,621		59,104		—		1		2,174		6,692
POSCO Machinery Co., Ltd.		101		81		83,523		60,815		—		4,300		11,598		19,767
POSTECH Venture Capital Co., Ltd.		47		44		—		—		—		—		53		—
eNtoB Corporation		—		—		122,405		88,863		—		—		2,158		3,286
POSCO Refractories & Environment (POSREC)		181		136		141,190		125,022		40		19		20,231		23,526
POSCO Terminal Co., Ltd.		6,279		—		235		—		1,115		—		60		—
Dongwoosa Service Inc.		792		—		29,239		—		—		—		5,717		—
Samjung Packing & Aluminum Co., Ltd.		12,639		—		217,077		—		1,193		—		20,898		—
Pohang Steel America Corporation (POSAM)		68,018		18,462		—		—		—		—		—		—
POSCO Australia Pty. Ltd. (POSA)		8,442		—		14,309		32,854		1,259		24		—		—
POSCO Canada Ltd. (POSCAN)		—		—		72,602		40,712		—		16		—		—
POSCO Asia Co., Ltd. (POA)		466,290		441,863		101,503		109,517		13,572		29,866		3,206		4,730
POSCO International Osaka, Inc. (PIO)		—		308,276		—		20,070		—		—		—		—
VSC-POSCO Steel Corporation (VPS)		—		—		—		—		—		11		—		—
DALIAN POSCO-CFM Coil Center Co., Ltd.		—		25,631		—		—		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		561,454		498,969		—		—		108,605		16,486		—		—
SHUNDE Pohang Coated Steel Co., Ltd.		—		22,668		—		—		—		—		—		—

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

(in millions of	Sales and others[1]				Purchases and others[1]				Receivables[2]				Payables[2]
Korean won)	2005		2004		2005		2004		2005		2004		2005		2004

POS-THAI Service Steel Co., Ltd.	~~W~~	7,972	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,079	~~W~~	—	~~W~~	—	~~W~~	—
KOBRASCO		—		—		138,666		81,787		—		—		—		2,584
USS — POSCO Industries (UPI)		208,238		284,334		—		—		—		—		—		—
POSCHROME		—		—		33,149		38,889		—		—		—		—
POSVINA		7,991		8,636		—		—		—		4		—		—
Posmmit Steel Centre SDN BHD (POS-MMIT)		9,280		4,450		—		—		686		—		—		—
PT POSMI Steel Indonesia		—		5		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		198,619		—		—		—		81,465		—		—		—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		3,278		—		—		—		—		—		—		—
MIDAS Information Technology., Ltd.		—		—		—		15		—		—		—		—
POSCO—China Holding Corp.		—		190		897		—		—		—		—		—
POSCO—Japan Co., Ltd.		420,143		—		56,295		—		16,613		18,751		5		1,722

	~~W~~	3,088,202	~~W~~	2,482,307	~~W~~	2,747,281	~~W~~	1,557,162	~~W~~	403,875	~~W~~	337,570	~~W~~	237,942	~~W~~	411,065

[1]	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

[2]	Receivables include trade and other accounts receivable; payables include trade accounts and other accounts payable.
As of September 30, 2005, the Company provided payment guarantees for affiliated companies and others amounting to ~~W~~466,610 million (December 31, 2004: ~~W~~225,188 million) (Note 15).

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

28.	Regional Information
The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of September 30, 2005, follows:

	Pohang Mill	Gwangyang Mill

Major Products
Hot Roll	HR coil, HR Sheet	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Semi-finished goods	Slab, Bloom	Slab

Major Facilities
Furnaces	1-4 furnaces, F furnace, COREX	1-5 furnaces
Steel manufacturing	1-2 steel manufacturing	1-2 steel manufacturing
Hot Roll	1-2 HR	1-3 HR, Mini mill
Cold Roll	1-2 CR	1-4 CR
Others	HR, Steel plate, STS and others	—

Number of employees	8,925	6,933
Regional financial status as of September 30, 2005 and December 31, 2004, and operating results for the nine-month periods ended September 30, 2005 and 2004, are as follows:

(in millions of Korean won)
2005	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic sales	~~W~~	6,292,996	~~W~~	5,334,197	~~W~~	28,496	~~W~~	11,655,689
Export		2,275,682		2,560,696		—		4,836,378

Total	~~W~~	8,568,678	~~W~~	7,894,893	~~W~~	28,496	~~W~~	16,492,067

Property, plant and equipment[2]	~~W~~	5,249,377	~~W~~	4,930,727	~~W~~	—	~~W~~	10,180,104
Intangible assets[2]		170,595		116,816		—		287,411

Total	~~W~~	5,419,972	~~W~~	5,047,543	~~W~~	—	~~W~~	10,467,515

Depreciation and amortization[3]	~~W~~	539,541	~~W~~	577,035	~~W~~	—	~~W~~	1,116,576

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

(in millions of Korean won)
2004	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic sales	~~W~~	5,627,536	~~W~~	4,176,847	~~W~~	31,211	~~W~~	9,835,594
Export		2,108,269		2,239,743		—		4,348,012

Total	~~W~~	7,735,805	~~W~~	6,416,590	~~W~~	31,211	~~W~~	14,183,606

Property, plant and equipment[2]	~~W~~	4,658,741	~~W~~	4,544,320	~~W~~	—	~~W~~	9,203,061
Intangible assets[2]		218,844		144,400		—		363,244

Total	~~W~~	4,877,585	~~W~~	4,688,720	~~W~~	—	~~W~~	9,566,305

Depreciation and amortization[3]	~~W~~	518,225	~~W~~	558,060	~~W~~	590	~~W~~	1,076,875

Regional financial status as of September 30, 2005 and December 31, 2004, and operating results for the three-month periods ended September 30, 2005 and 2004, are as follows:

(in millions of Korean won)
2005	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic sales	~~W~~	2,157,044	~~W~~	1,735,819	~~W~~	10,545	~~W~~	3,903,408
Export		686,951		867,874		—		1,554,825

Total	~~W~~	2,843,995	~~W~~	2,603,693	~~W~~	10,545	~~W~~	5,458,233

Property, plant and equipment[2]	~~W~~	5,249,377	~~W~~	4,930,727	~~W~~	—	~~W~~	10,180,104
Intangible assets[2]		170,595		116,816		—		287,411

Total	~~W~~	5,419,972	~~W~~	5,047,543	~~W~~	—	~~W~~	10,467,515

Depreciation and amortization[3]	~~W~~	169,682	~~W~~	183,922	~~W~~	—	~~W~~	353,604

(in millions of Korean won)
2004	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic sales	~~W~~	1,998,331	~~W~~	1,592,283	~~W~~	8,191	~~W~~	3,598,805
Export		736,787		808,614		—		1,545,401

Total	~~W~~	2,735,118	~~W~~	2,400,897	~~W~~	8,191	~~W~~	5,144,206

Property, plant and equipment[2]	~~W~~	4,658,741	~~W~~	4,544,320	~~W~~	—	~~W~~	9,203,061
Intangible assets[2]		218,844		144,400		—		363,244

Total	~~W~~	4,877,585	~~W~~	4,688,720	~~W~~	—	~~W~~	9,566,305

Depreciation and amortization[3]	~~W~~	166,438	~~W~~	178,533	~~W~~	18	~~W~~	344,989

[1]	No inter-plant transactions between the two plants.

[2]	Presented at book value.

[3]	Includes depreciation expense for idle assets.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

29.	Professional Staff Development Costs
The Company’s expenditure on education and training fees in relation to the development of professional personnel for the three-month and nine-month periods ended September 30, 2005 and 2004, consist of the following:

	For the three-month periods				For the nine-month periods
	ended June 30				ended June 30
(in millions of Korean won)	2005		2004		2005		2004

Fees for studying abroad	~~W~~	724	~~W~~	2,012	~~W~~	2,123	~~W~~	2,430
Fees for education obtained outside the company premises		1,150		837		3,157		2,377
Tutorial fees		1,606		732		3,999		2,086
Others		3,985		2,472		9,580		7,252

	~~W~~	7,465	~~W~~	6,053	~~W~~	18,859	~~W~~	14,145

30.	Employees’ Welfare
In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as dining facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to ~~W~~595,014 million for the nine-month period ended September 30, 2005 (for the nine-month period ended September 30, 2004: ~~W~~515,239 million).
31.	Issuance of POSCO ADRs
As approved by the Board of Directors on July 12, 2005, the Company plans to issue 14,000,000 ADRs for 3,500,000 shares of the Company’s common stocks. Each ADR represents the one-fourth of one share of common stock. The Korea Securities Depository will have the custody of underlying common stocks and the Bank of New York will be the depository of POSCO ADRs. POSCO ADRs will be listed on the Tokyo Stock Exchange, from which the Company received a listing approval on October 24, 2005. Subscription is scheduled for three days from November 16, 2005 to November 18, 2005, with the payment for subscription to be made on November 21, 2005. POSCO ADRs will be available for trading on the Tokyo Stock Exchange beginning November 22, 2005. In addition, and as discussed in Note 18, as part of issuing POSCO ADRs, the Company plans to acquire 3,500,000 shares of treasury stocks by October 14, 2005, which was also approved by Board of Directors on July 12, 2005, and as of September 30, 2005, the Company has acquired 3,024,072 shares.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2005 and 2004, and December 31, 2004
(Unaudited)

32.	Reclassification of September 30, 2004 and December 31, 2004 financial statement presentation
Certain amounts in the September 30, 2004 and December 31, 2004 financial statements have been reclassified to conform to the September 30, 2005 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 14, 2005

POSCO
(Registrant)

By:	/s/ Cho, Jae-Ku
(Signature)
Name:	Cho, Jae-Ku
Title:	General Manager of
Finance Management Department